ommunity value consistency relationships commitmen

vealth **2005 Annual Report** family business leadershi

eighbors qu[redacted]teamwork respect distinction trus

olutions gr partnerships wealth friendshi

ommunity relationships commitment family busines

eadership value neighbors quality service teamwork trus

espect distinction solutions growth success partnership

iendship trust community value consistency relationship

vealth commitment family **consistency builds value** servic

usiness leadership neighbors quality service teamwor

espect distinction trust solutions growth business succes

artnerships friendship community value consistenc

vealth **Nasdaq: AMRB** relationships family leadership trus

eighbors growth q ice teamwork respect solution

American River Bankshares

table of contents

Annual Report Copies

American River Bankshares will provide its security holders and interested parties, without charge, a copy of its 2005 Annual Report on Form 10-K, including the financial statements and schedules thereto, as filed with the Securities and Exchange Commission. To request a copy by mail, please contact American River Bankshares. To view a pdf version online, please go to our web site at www.amrb.com.



build

build \\`bild\\ *v.* – **1**: To establish, create or strengthen **2**: To develop in extent or magnitude – to construct as an integral or permanent part of **3**: To enhance the value or reputation of

"When SBI decided to expand the scope of our landscape material business, North Coast Bank helped us branch out. They not only take care of us when we need it, but deliver on the everyday stuff like the staff knowing my name, daily courier service and a revolving line of credit that ultimately saves us time and money. Our relationship with North Coast Bank has grown as we have."

ROD MATTERI
Vice President - General Engineering
Shear Builders, Inc. (Windsor)

We're builders. Okay, so on the surface, we might not look a lot like builders. After all, we usually don't show up to work with hard hats and hammers, except for special occasions.

But nonetheless, we're builders. We build relationships with our clients by providing real service and financial solutions. We build shareholder value by focusing on smart and consistent growth. We build our communities by giving meaningfully and empowering our employees to serve.

And as with most builders, while we're pleased at what we've been able to accomplish, we're most excited about what is on the horizon. As the communities we serve continue to flourish, so does our dedication to the business of banking – and to doing it right, we might add.

Sure, our plain-vanilla, old-fashioned style of relationship banking isn't revolutionary and it definitely won't land us a feature on the cover of the local paper, we still think it does a pretty good job of strengthening families, growing businesses and supporting neighbors.

Pictured: (L-R) Chris Roach - Vice President & Commercial Loan Officer, North Coast Bank; Rod Matteri


For Sale
IFIC UNION
ESTATE GROUP, LTD.
2900

small business services

"North Coast Bank can handle the needs of a mover and shaker in the real estate business. From acquiring property, purchasing a business to leasing equipment and buying a vineyard, North Coast Bank says 'yes!' They are always just a phone call away."

CORALEE BARKELA
President
Pacific Union/Coralee Barkela Fine Properties (Santa Rosa)

When your team is small, it is extremely important to have a bank on your side that views itself as an extension of your business. Just because your business is small, that doesn't mean that you think small – you have ambitions and goals as big as the next guy or gal. Or that you should get "small" service.

Enter American River Bank, Bank of Amador and North Coast Bank. We specialize in giving small business big-time attention. We offer businesses of every shape and size the same friendly service that can only be found at a hometown community bank while providing the financial products that rival those of any mega bank.

Courier service? Check. Cost-effective merchant bankcard solutions? Check. Financing for office equipment or heavy equipment? Check, Check, Check!

Lending decisions are always quick, local and custom-tailored to fit the needs of your individual business – never prescribed or pre-formulated. And we promise that you'll never need to press 1-2-3 to speak to your personal banker. We're even known for making house calls. So put down the aspirin, get out of line and get ready for hassle-free banking.

Pictured: (L-R) Coralee Barkela; Ray Byrne, President, North Coast Bank


JAMESTOWN
MOTOR
HARLEY-DAVIDSON
CYCLES
CALIFORNIA

real estate & construction

"As a residential and commercial contractor, I have been using Bank of Amador for lot purchases and construction loans for 15 years. Service is always excellent and the Bank expedites my loans very quickly. I financed the first speculative house of my career through Bank of Amador and even today, the Bank is financing a commercial office building that is under construction. I have been a satisfied client for many years and will continue to use Bank of Amador throughout my career."

NICK SEIDLER
Owner
Seidler Construction (Jackson)

Northern California is booming. And clearly, we're not the only ones to have noticed. It seems that every day, a new bank starts up or an existing bank looks to expand into one of our communities.

That's why, more than ever, local experience counts. Our relationship bankers have first-hand knowledge of the markets in which we do business, giving clients the resources and advantages to successfully (and quickly) complete their commercial or residential real estate and construction initiatives.

In 2005, American River Bank, Bank of Amador and North Coast Bank processed a record number of loans for new projects from developers, builders, contractors and neighbors looking to do some home improvement or build their dream home.

From large to small projects, we have the lending power and expertise that makes all the difference in today's competitive market.

Pictured: (L-R) Nick Seidler; Jim Wilmarth - Commercial Loan Officer, Bank of Amador





cause-based services

"Even after our church talked with other banks that claimed they specialize in church financing, we found that they still tried to put us in a mold that didn't fit. With American River Bank, it was like – that's it? Quick and easy, as they really understood the needs of a church our size. The Bank helped us acquire property, refinance an existing loan and I will work with them in the future on a building project."

PASTOR TERRELL JONES
New Saint Bethel Baptist Church (Sacramento)

American River Bank, Bank of Amador and North Coast Bank are proud to dedicate their financial expertise to serving non-profit and faith-based organizations. And not just because they provide important services to our community but because we also think that they make darn good businesses.

Indeed, our perspective may seem counter-intuitive, as it isn't often that "non-profit" and "business" share the same sentence. But fiscal responsibility and sound management aren't just relegated to the offices of for-profit businesses. We get that non-profit and faith-based organizations are in the business of impacting lives, teaching values and improving the quality of our communities.

As a result, we take a consultative approach with our non-profit and faith-based clients, guiding them through the ins-and-outs of the financial process, focusing on education and common-sense solutions, all with uncommonly good service.

A line of credit to balance cash flow. Online banking that goes beyond paying bills to managing staff payroll and establishing automated tithing and script efforts, providing improved response to campaign initiatives. Or a car loan for the pastor.

Recognizing the distinctive needs of non-profit and faith-based organizations has helped our clients focus on what really counts – the mission.

Pictured: (L-R) Mary Billingsley - Vice President & Real Estate Loan Officer, American River Bank; Pastor Terrell Jones


Carnation
MILLING DIVISION
FEED

"You really can't ask for more from a bank - terrific to work with and part of the community. Bank of Amador has grown with us over the years, most recently financing our new store in Jackson."

SUSAN MANNING
Owner
The Feed Barn (Jackson)

Pictured: (L-R) Susan Manning; Larry Standing - President; Trisha Ousby - Assistant Vice President & Loan Officer; Wayne Garibaldi - Senior Vice President & Branch Manager, Bank of Amador



"American River Bank has been there for every stage of my law firm's development - from start-up, to the financing of large cases and the purchase of our offices. The Bank consistently delivers unparalleled personal service. It isn't uncommon for bank staff to come out to my office with documents or to talk about my financial needs. I know that I can count on American River Bank today and into the future."

JOHN M. O'BRIEN
Attorney at Law
John M. O'Brien & Associates, P.C. (Elk Grove)

Pictured: (L-R) Linda Aseltine - Vice President and Branch Manager, American River Bank; John O'Brien



helping hands

Every day, American River Bank, Bank of Amador and North Coast Bank help our communities reach their full potential. And while we're proud of the financial impact we've been able to make, we believe that in order to make a community really shine, nothing less than a little elbow grease will do.

We've empowered our employees to serve as active community ambassadors by allowing them time during working hours to participate in volunteer activities without taking vacation or flex time and volunteer support grants that match an employees' time with a donation or sponsorship.

The result is an employee volunteer program that not only increases our employees' satisfaction with their job but also produces dividends in the communities we serve. In 2005, 45 of our employees volunteered on a regular basis with approximately 85 different non-profit organizations and service groups. In addition, 21 of our employees sit on 30 different non-profit boards.

projects

AMADOR COUNTY FAIR

For over twenty years, the employees of Bank of Amador have served as clerks at the Junior Livestock Auction, making loans and collecting bids in order to support the hard work of Amador County youths.

BILL YOUNG MEMORIAL GOLF CLASSIC

Since 1988, employees have organized and staffed the tournament, raising over $330,000 to benefit the Parkinson Association of the Sacramento Region (PASR) and Christmas Promise, a non-profit organization that anonymously answers "Dear Santa" letters from needy children in the Sacramento area.

TEACH CHILDREN TO SAVE DAY

As the only bank in Northern California to participate in this national program created by the American Bankers Association, employee volunteers teach elementary students about saving, how interest makes money grow, budgeting and needs versus wants.


imagine
A BANK THAT HELPS OUR COMMUNITY
REACH ITS FULL POTENTIAL
THANKS TO ALL WHO
LEND HELPING HANDS
NEIGHBORLY LN

Thank you to the Friends of the Foundation – employees, clients and community leaders – that so generously supported us this past year.

FOUNDATION BOARD

100% of the Foundation Board donated in 2005

David Taber
Michael Ziegler
Mitchell Derenzo
William Robotham
Charles Fite

EMPLOYEE FOUNDATION COMMITTEE

Barbara Larson
Cathy Smallhouse
Trisha Ousby
Diana Walery

If you would like more information on the American River Bankshares Foundation or to donate, please contact us at (916) 851-0123 or foundation@amrb.com.

The American River Bankshares Foundation, established in July 2004, is committed to supporting organizations that create opportunity, enhance self-esteem, and provide physical and emotional well-being for the most vulnerable women and children.

The Foundation is a 100% volunteer organization, with no paid staff and little overhead, so as to make the largest contribution possible to important organizations based in the communities in which we do business: Amador, Sacramento, Sonoma and South Placer. Proposals were accepted both to fund the general operations of an organization's mission or for a specific program relating to women and children.

The American River Bankshares Foundation awarded $65,000 in funds in 2005: $60,000 to grant recipients and $5,000 for the disaster relief effort for Hurricane Katrina. In the wake of Hurricane Katrina, our employees raised over $5,000 for those devastated by the hurricane. The Foundation matched dollar for dollar all donations from employees and their families, with 100% of the $10,000 raised going to the Salvation Army for disaster relief efforts.

2005 grant recipients

OPERATION CARE

Operation Care, founded in 1980, provides domestic violence and sexual assault support services, crisis intervention and education to people in crisis in Amador County. www.operationcare.org.

ROBERTS FAMILY DEVELOPMENT CENTER

The mission of the Roberts Family Development Center is to provide services in the North Sacramento Community that will meet the individual needs of each family member. Founded in 2001, RFDC provides a holistic approach focusing on early childhood and family education, economic empowerment and technology. Our goal is to nurture personal growth, strengthen families and enhance community development and civic involvement. www.robertsfdc.com.

SIERRA ADOPTION CENTER

Sierra Adoption Services – now in its 20th year of finding loving families for the children who wait – is a nonprofit adoption agency with a unique mission. Unlike traditional private adoption agencies, SAS serves those children least likely to be adopted, children with tragic histories of abuse and neglect. The agency is built on the firm belief that no child is "un-adoptable." www.sierraadoption.org.

CASA – SONOMA COUNTY

The CASA Program is committed to serving the abused and neglected children in Sonoma County who come before the Juvenile Court for protection. The purpose of CASA is to humanize the complicated, unfamiliar, and frightening legal and child welfare systems for the child victim by providing a trained volunteer who will act as a consistent mentor, role model, support person, and advocate. www.sonomacasa.org.

shareholder letter

Dear Fellow Shareholder,

'Consistency Builds Value' continues to be a guiding philosophy at American River Bankshares, and 2005 proved to be no different. On January 19, 2006, American River Bankshares announced its year-end results, which marked our 88th consecutive profitable quarter. In 2005, the Company increased its cash dividend four consecutive quarters and distributed a 5% stock dividend, resulting in a 5.6% total return on investment for 2005.

American River Bankshares set two records in 2005, reporting highest profit for a full year ($9.2 million) and for the fourth quarter ($2.6 million). While our overall growth was modest ($26 million), the two key areas where we had the highest growth were commercial loans, which increased 16.6% and non-interest bearing deposits, which increased 14.4%. In 2005, the Company experienced tremendous loan production, booking over 900 new loans for a total of $215 million.

The fourth quarter of 2005 marked a full year of partnership with Bank of Amador. After a successful transition, the Bank has introduced new products and services, enhancing its brand in Amador County. With the combined lending power of Bank of Amador and American River Bank, as well as the strong leadership of Larry Standing, the Bank has been able to take on large and exciting projects.

So what's in store for 2006 and beyond? American River Bankshares will maintain our present growth strategy of focusing on good quality assets within our current geographical footprint. Business Banking, cross-selling consumer products and training of branch personnel to promote a sales culture are top priorities. Also in 2006, the Company will look to further expand on its philanthropic efforts, through both the American River Bankshares Foundation and each bank's local community involvement.

The contribution of the Company's leadership – Greg Patton of American River Bank, Ray Byrne of North Coast Bank and Larry Standing of Bank of Amador – has been instrumental to the development of strong brand reputations in their respective markets of Sacramento, Amador and Sonoma. We believe that our business is built on long-term relationships and American River Bankshares is unsurpassed in our dedication to provide high-quality service and tailored financial solutions to our clients.

Thank you for your investment and for the trust you have placed in our company. We look forward to continuing business with you, and working to enhance your investment.

Sincerely,

Charles D. Fite
Chairman of the Board

David T. Taber
President & CEO

Key facts




101
5
80
9
11
5
4
3
50
Sacramento
2
1
10
Santa Rosa
16
99
5
6
7
8
88
101
80
Jackson
49
San Francisco
Oakland

NASDAQ Symbol: **AMRB**

Market Capitalization: **$159 million***

Year Founded: **1983**

Number of Offices: **11 Full Service**
1 Convenience

Number of Employees: **127**

Headquarters: **Rancho Cordova, CA**
A suburb of Sacramento

**As of 3/1/06*

American River Bank

Bank of Amador

North Coast Bank

American River Bank*

Bradshaw Plaza 1
9750 Business Park Dr., Suite 100
Sacramento, CA 95827
(916) 368-3400

Capitol Mall 2
520 Capitol Mall, Suite 100
Sacramento, CA 95814
(916) 441-5150

Fair Oaks Village 3
10123 Fair Oaks Blvd.
Fair Oaks, CA 95628
(916) 967-2265

Point West 4
1545 River Park Dr., Suite 107
Sacramento, CA 95815
(916) 565-6100

Roseville 5
2240 Douglas Blvd., Suite 100
Roseville, CA 95661
(916) 786-7905

Bank of Amador**

Buckhorn 6
26675 Tiger Creek Road
Pioneer, CA 95666
(209) 295-2265

Ione 7
66 Main Street
Ione, CA
(209) 274-4731

Jackson 8
422 Sutter Street
Jackson, CA 95642
(209) 223-2320

North Coast Bank**

Healdsburg 9
412 Center Street
Healdsburg, CA 95448
(707) 431-8800

Santa Rosa 10
50 Santa Rosa Avenue
Santa Rosa, CA 95404
(707) 528-6300

Windsor 11
8733 Lakewood Drive
Windsor, CA 95492
(707) 838-8030

American River Bankshares Headquarters ★

3100 Zinfandel Drive, Suite 405
Rancho Cordova, CA 95670
This location also serves as a convenience branch for American River Bank

*Member FDIC / Equal Housing Lender
** Bank of Amador and North Coast Bank are divisions of American River Bank

financial highlights

Dollars in thousands

Statement of Operations	2005	2004	Percent Change
Net interest income	$ 26,462	$ 19,418	36.3%
Provision for loan and lease loss	322	895	(64.0%)
Noninterest income	2,329	2,395	(2.8%)
Noninterest expense	13,493	11,713	15.2%
Net income	$ 9,184	$ 5,827	57.6%

Balance Sheet	2005	2004	Percent Change
Total assets	$ 612,763	$ 586,666	4.4%
Net loans and leases	365,571	352,467	3.7%
Deposits	500,706	475,387	5.3%
Shareholder equity	62,746	58,990	6.4%

Per Share	2005	2004	Percent Change
Basic earnings	$ 1.63	$ 1.24	31.5%
Diluted earnings	1.60	1.18	35.6%
Book value	11.20	10.57	6.0%
Cash dividends paid per share	0.54	0.42	28.6%

Operating Ratios	2005	2004
Return on average assets	1.54%	1.33%
Return on average equity	15.14%	14.88%
Return on average tangible equity	21.64%	15.48%
Efficiency (fully taxable equivalent)	45.16%	53.12%
Net interest margin	4.98%	4.90%
Total risk based capital to risk weighted assets	11.85%	10.90%

Asset Quality Ratios	2005	2004
Allowance for loan and lease losses to total loans and leases	1.53%	1.54%
Nonperforming loans and leases to total loans and leases	0.02%	0.07%
Net chargeoffs to average loans and leases	0.04%	0.08%

Consistency Builds Value

- 88 consecutive profitable quarters
- Five-year shareholder return of 218.6%
- Stock splits in 1999 and 2003
- 5% stock dividends from 1997-2002 and 2004-2005
- 4 consecutive quarterly cash dividend increases in 2005

Diluted EPS


$0.86
$0.95
$1.00
$1.18
$1.60
2001
2002
2003
2004
2005

Efficiency Ratio

Fully taxable equivalent


55.37%
53.43
53.73%
53.12%
45.16%
2001
2002
2003
2004
2005

2005 AMRB Total Return vs. Major Indexes


2.2%
-.4%
5.6%
NASDAQ Composite
America's Community Bankers Index
AMRB Shareholder Return

Loan Mix

in thousands


Commercial $77,971 (21%)
Commercial Real Estate $154,500 (42%)
Consumer $11,900 (3%)
Agricultural $8,129 (2%)
Lease $7,967 (2%)
Residential Mortgage $4,680 (1%)
Real Estate Construction $103,048 (28%)
Multi-Family Real Estate $3,767 (1%)

Total $371,962

Deposit Mix

in thousands


Noninterest Bearing $164,397 (33%)
Money Market / Interest Checking $179,807 (35%)
Time $118,791 (24%)
Savings $37,711 (8%)

Total $500,706

financials

Table of Contents

Selected Financial Data.

FINANCIAL SUMMARY-The following table presents certain consolidated financial information concerning the business of the Company and its subsidiaries. This information should be read in conjunction with the Consolidated Financial Statements, the notes thereto, and Management's Discussion and Analysis included in this report. All per share data has been retroactively restated to reflect stock dividends and stock splits. In December 2004, the Company completed a merger with Bank of Amador. The merger transaction was accounted for using the purchase method of accounting and accordingly the results of their operations are included in the table below.

As of and for the Years Ended December 31, *(In thousands, except per share amounts and ratios)*

Statement of Operations Data	2005	2004	2003	2002	2001
Net interest income	$ 26,462	$ 19,418	$ 16,866	$ 15,073	$ 14,577
Provision for loan and lease losses	322	895	946	644	791
Other income	2,329	2,395	2,253	2,323	2,365
Other expenses	13,493	11,713	10,372	9,389	9,502
Income before income taxes	14,976	9,205	7,801	7,363	6,649
Income taxes	5,792	3,378	3,060	2,904	2,612
Net income	$ 9,184	$ 5,827	$ 4,741	$ 4,459	$ 4,037
Earnings per share – basic	$ 1.63	$ 1.24	$ 1.08	$ 1.02	$ 0.92
Earnings per share – diluted	1.60	1.18	1.00	0.95	0.86
Cash dividends per share	0.54	0.42	0.27	0.21	0.16
Book value per share	11.20	10.57	7.93	7.31	6.39
Tangible book value per share	7.98	7.29	7.92	7.29	6.37
Balance Sheet Data					
Balance sheet totals-end of period:					
Assets	$ 612,763	$ 586,666	$ 397,393	$ 342,563	$ 286,559
Loans and leases, net	365,571	352,467	262,464	229,008	195,026
Deposits	500,706	475,387	322,507	275,796	254,888
Shareholders' equity	62,746	58,990	35,457	31,726	27,942
Average balance sheet amounts:					
Assets	$ 596,670	$ 439,012	$ 363,175	$ 309,574	$ 279,049
Loans and leases	360,319	277,647	248,342	209,133	202,624
Earning assets	537,031	400,265	333,800	280,623	255,904
Deposits	494,905	357,420	279,883	263,323	246,960
Shareholders' equity	60,641	39,163	33,461	29,509	26,316
Selected Ratios					
For the year:					
Return on average equity	15.14%	14.88%	14.17%	15.11%	15.34%
Return on average assets	1.54%	1.33%	1.31%	1.44%	1.45%
Efficiency ratio *	45.16%	53.12%	53.73%	53.43%	55.37%
Net interest margin *	4.98%	4.90%	5.10%	5.43%	5.76%
Net chargeoffs to average loans & leases	0.04%	0.08%	0.08%	0.03%	0.31%
At December 31:					
Average equity to average assets	10.16%	8.92%	9.21%	9.53%	9.43%
Leverage capital ratio	7.66%	8.35%	8.96%	8.93%	9.49%
Allowance for loan and leases losses to total loans and leases	1.53%	1.54%	1.48%	1.38%	1.32%

* *fully taxable equivalent*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is American River Bankshares management's discussion and analysis of the significant changes in income and expense accounts for the years ended December 31, 2005, 2004, and 2003.

Cautionary Statements Regarding Forward-Looking Statements

Certain matters discussed or incorporated by reference in this Annual Report including, but not limited to, matters described herein are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) variances in the actual versus projected growth in assets; (2) return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiaries; (9) changes in the regulatory environment; (10) changes in business conditions and inflation; (11) changes in securities markets; (12) data processing problems; (13) a decline in real estate values in the Company's operating market areas; (14) the effects of terrorism, the threat of terrorism or the impact of the current military conflict in Iraq and the conduct of the war on terrorism by the United States and its allies, as well as other factors. The factors in this report and other cautionary statements and information should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report, when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

Critical Accounting Policies

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial information contained within our statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. We use historical loss data, peer group experience and the economic environment as factors, among others, in determining the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is an estimate of the credit loss risk in our loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan and lease losses is determined based upon estimates that can and do change when the actual risk or loss events occur. The analysis of the allowance uses an historical loss view as an indicator of future losses and as a result could differ from the loss incurred in the future. However, since our analysis of risk and loss potential is updated regularly, the errors that might otherwise occur are mitigated. The use of factors and ranges is inherently subjective and our actual losses could be greater or less than the estimates. The Company's goal is to maintain an allowance for loan and lease losses that is between the lower and upper ranges as described above. If the allowance for loan and lease losses falls below the lower range of adequate reserves (by reason of loan and lease growth, actual losses, the effect of changes in risk ratings, or some combination of these factors), the Company has a strategy for supplementing the allowance for loan and lease losses, over the short term, so that it would again fall within the lower and upper acceptable ranges. For further information regarding our allowance for loan and lease losses, see "Allowance for Loan and Lease Losses Activity" discussion on page 13.

Stock-Based Compensation

The Company accounts for its stock-based compensation under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Since the Company's stock option plan provides for the issuance of options at a price of no less than the fair market value at the date of the grant, no compensation expense is recognized in the financial statements unless the options are modified after the grant date.

In December 2004, the Financial Accounting Standards Board issued Statement Number 123 (revised 2004) ("FAS 123 (R)"), Share-Based Payments. FAS 123 (R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. The Company is required to apply FAS 123 (R) on a modified prospective method, beginning on January 1, 2006. Under this method, the Company is required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Management believes that the effect of FAS 123 (R) will be consistent with its pro forma disclosures included in Note 2 to the Consolidated Financial Statements on page 36 and 37. The fair value of each option is estimated on the date of grant and amortized over the service period using an option pricing model. Critical assumptions that affect the estimated fair value of each option include expected stock price volatility, dividend yields, option life and forfeiture rates and the risk-free interest rate.

Goodwill

Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at a reporting unit level at least annually following the year of acquisition. The Company performed an evaluation of the goodwill, recorded as a result of the Bank of Amador acquisition, during the fourth quarter of 2005 and determined that there was no impairment. While the Company believes all assumptions utilized in its assessment of goodwill for impairment are reasonable and appropriate, changes in earnings, the effective tax rate, historical earnings multiples and the cost of capital could all cause different results for the calculation of the present value of future cash flows.

Overview

Net income in 2005 increased 57.6% to $9,184,000 versus $5,827,000 in 2004. Diluted earnings per share for 2005 and 2004 were $1.60 and $1.18, respectively. For 2005, the Company realized a return on average equity of 15.14% and a return on average assets of 1.54%, as compared to 14.88% and 1.33% for 2004. During December of 2004, the Company completed a merger with Bank of Amador, therefore, 2005 includes the first full year of results from Bank of Amador.

Net income for 2004 was $1,086,000 (22.9%) higher than the $4,741,000 recorded in 2003. Diluted earnings per share in 2003 were $1.00, return on average assets was 1.31% and return on average equity was 14.17%. All share and per share data for 2005, 2004 and 2003 have been adjusted for a three-for-two stock split distributed on October 31, 2003 and 5 percent stock dividends distributed on December 23, 2005 and January 28, 2005.

Table One below provides a summary of the components of net income for the years indicated:

Table One: Components of Net Income

For the twelve months ended:
(In thousands, except percentages)

	2005	2004	2003
Net interest income*	$ 26,767	$ 19,602	$ 17,035
Provision for loan and lease losses	(322)	(895)	(946)
Noninterest income	2,329	2,395	2,253
Noninterest expense	(13,493)	(11,713)	(10,372)
Provision for income taxes	(5,792)	(3,378)	(3,060)
Tax equivalent adjustment	(305)	(184)	(169)
Net income	$ 9,184	$ 5,827	$ 4,741
Average total assets	$ 596,670	$ 439,012	$ 363,175
Net income as a percentage of average total assets	1.54%	1.33%	1.31%

* *Fully taxable equivalent basis (FTE)*

During 2005, total assets of the Company increased $26,097,000 (4.4%) to a total of $612,763,000 at year-end. At December 31, 2005, net loans totaled $365,571,000, up $13,104,000 (3.7%) from the ending balances on December 31, 2004. Deposit growth for the year was 5.3% resulting in ending deposit balances of $500,706,000. The Company ended 2005 with a Tier 1 capital ratio of 10.6% and a total risk-based capital ratio of 11.9%.

Results of Operations

Net Interest Income and Net Interest Margin

Net interest income represents the excess of interest and fees earned on interest earning assets (loans, securities, federal funds sold and investments in time deposits) over the interest paid on deposits and borrowed funds. Net interest margin is net interest income expressed as a percentage of average earning assets.

The Company's fully taxable equivalent net interest margin was 4.98% in 2005 and 4.90% in 2004. The fully taxable equivalent net interest margin in dollars was up $7,165,000 (36.6%) in 2005 over 2004.

The fully taxable equivalent interest income component increased from $22,820,000 in 2004 to $33,518,000 in 2005, representing a 46.9% increase. The increase in the fully taxable equivalent interest income for 2005 compared to the same period in 2004 is broken down by rate (up $3,036,000) and volume (up $7,662,000). The rate increase can be attributed to increases implemented by the Company during 2004 and 2005 in response to the Federal Reserve Board (the "FRB") increases in the Federal funds and Discount rates. Increases by the FRB have resulted in thirteen 25 basis point increases since June 2004. The overall increasing interest rate environment over the past year and a half has resulted in a 54 basis point increase in the yield on average earning assets from 5.70% for 2004 to 6.24% for 2005. The volume increase was the result of a 34.2% increase in average earning assets. Average loan balances were up $82,672,000 (29.8%) in 2005 over the balances in 2004, while average investment securities balances were up $53,499,000 (46.7%). The increase in average loans and investments is the result of the Bank of Amador acquisition which was completed in December 2004, and a concentrated focus on business lending, the demand for commercial real estate and the effects of a favorable local market.

The fully taxable equivalent interest income component increased from $19,937,000 in 2003 to $22,820,000 in 2004, representing a 14.5% increase. The increase in the fully taxable equivalent interest income for 2004 compared to the same period in 2003 is broken down by rate (down $562,000) and volume (up $3,445,000). The rate decrease in 2004 can be attributed to decreases implemented by the Company during 2001 and 2002 in response to the FRB decreases in the Federal funds and Discount rates. Rate increases by the FRB resulted in five 25 basis point increases from June 2004 to December 2004; however, these increases have had only a minor effect. The overall lower interest rate environment during this period has resulted in a 27 basis point drop in the yield on average earning assets from 5.97% for 2003 to 5.70% for 2004. The volume increase was the result of a 19.9% increase in average earning assets. Average loan balances were up $29,305,000 (11.8%) in 2004 over the balances in 2003, while average investment securities balances were up $39,566,000 (52.7%). The increase in average loans is the result of a concentrated focus on business lending, the demand for commercial real estate and the effects of a favorable local market. The increase in investment securities is primarily due to the Company investing its excess funds in investment securities. The excess funds were created by an increase in deposit balances and other borrowings. The Bank of Amador acquisition was completed in December 2004 and had a minimal impact on the average balances during 2004.

Interest expense increased $3,533,000 (109.8%) in 2005 compared to 2004. The average balances on interest bearing liabilities were $91,680,000 (32.5%) higher in 2005 versus 2004. The higher balances accounted for a $1,028,000 increase in interest expense. The higher balances were due to the Bank of Amador acquisition and internal growth of average interest bearing deposits. The increase in rates paid on interest bearing liabilities resulted in an increase of $2,505,000 in interest expense. The rates paid on interest bearing liabilities increased 67 basis points on a year-over-year basis and was a result of the higher interest rate environment over the past year and a half.

Interest expense increased $316,000 (10.9%) in 2004 compared to 2003. The average balances on interest bearing liabilities were $45,734,000 (19.4%) higher in 2004 versus 2003. The higher balances accounted for a $452,000 increase in interest expense. The higher balances were due to internal growth of average interest bearing deposits ($33,991,000) and an increase in other borrowings ($11,743,000). The decrease in rates paid on interest bearing liabilities partially offset the increased expense due to the volume growth. The decrease in rates paid on interest bearing liabilities was a result of the lower interest rate environment over the past three years. Although rates increased over the last few months of 2004, the rates paid on interest bearing liabilities decreased nine basis points on a year-over-year basis and accounted for a decrease in interest expense of $136,000 for the period.

Table Two, Analysis of Net Interest Margin on Earning Assets, and Table Three, Analysis of Volume and Rate Changes on Net Interest Income and Expenses, are provided to enable the reader to understand the components and past trends of the Company's interest income and expenses. Table Two provides an analysis of net interest margin on earning assets setting forth average assets, liabilities and shareholders' equity; interest income earned and interest expense paid and average rates earned and paid; and the net interest margin on earning assets. Table Three sets forth a summary of the changes in interest income and interest expense from changes in average asset and liability balances (volume) and changes in average interest rates.

Table Two: Analysis of Net Interest Margin on Earning Assets

(Taxable Equivalent Basis)
(In thousands, except percentages)
Year Ended December 31,

	2005			2004			2003		
	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield	Avg Balance	Interest	Avg Yield
Assets									
Earning assets:									
Loans and leases (1)	$360,319	$ 26,536	7.36%	$277,647	$ 18,115	6.52%	$248,342	$ 16,744	6.74%
Taxable investment securities	141,855	5,436	3.83%	101,728	3,751	3.69%	64,159	2,312	3.60%
Tax-exempt investment securities (2)	25,705	1,228	4.78%	12,324	713	5.79%	10,519	637	6.06%
Corporate stock	559	40	7.16%	568	40	7.04%	376	28	7.45%
Federal funds sold	2,826	90	3.18%	2,711	67	2.47%	5,595	48	0.86%
Investments in time deposits	5,767	188	3.26%	5,287	134	2.53%	4,809	168	3.49%
Total earning assets	537,031	33,518	6.24%	400,265	22,820	5.70%	333,800	19,937	5.97%
Cash & due from banks	29,566			30,263			24,914		
Other assets	35,760			12,836			7,993		
Allowance for loan and lease losses	(5,687)			(4,352)			(3,532)		
	$596,670			$439,012			$363,175		
Liabilities & Shareholders' Equity									
Interest bearing liabilities:									
NOW & MMDA	$185,634	2,247	1.21%	$146,041	1,099	0.75%	$120,772	912	0.76%
Savings	39,102	150	0.38%	24,527	56	0.23%	16,714	35	0.21%
Time deposits	113,719	3,249	2.86%	72,987	1,356	1.86%	72,078	1,443	2.00%
Other borrowings	35,003	1,105	3.16%	38,223	707	1.85%	26,480	512	1.93%
Total interest bearing liabilities	373,458	6,751	1.81%	281,778	3,218	1.14%	236,044	2,902	1.23%
Demand deposits	156,450			113,865			90,685		
Other liabilities	6,121			4,206			2,985		
Total liabilities	536,029			399,849			329,714		
Shareholders' equity	60,641			39,163			33,461		
	$596,670			$439,012			$363,175		
Net interest income & margin (3)		$ 26,767	4.98%		$ 19,602	4.90%		$ 17,035	5.10%

(1) Loan and lease interest includes loan and lease fees of $1,091,000, $741,000 and $814,000 in 2005, 2004 and 2003, respectively.

(2) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34% for the periods presented.

(3) Net interest margin is computed by dividing net interest income by total average earning assets.

Table Three: Analysis of Volume and Rate Changes on Net Interest Income and Expenses

Year ended December 31, 2005 over 2004 *(dollars in thousands)*

Increase (decrease) due to change in:	Volume	Rate (4)	Net Change
Interest earning assets:			
Net loans and leases (1)(2)	$ 5,394	$ 3,027	$ 8,421
Taxable investment securities	1,480	205	1,685
Tax-exempt investment securities (3)	774	(259)	515
Corporate stock	(1)	1	-
Federal funds sold & other	3	20	23
Investment in time deposits	12	42	54
Total	7,662	3,036	10,698
Interest-bearing liabilities:			
Demand deposits	298	850	1,148
Savings deposits	33	61	94
Time deposits	757	1,136	1,893
Other borrowings	(60)	458	398
Total	1,028	2,505	3,533
Interest differential	$ 6,634	$ 531	$ 7,165

Year Ended December 31, 2005 over 2004 *(in thousands)*

Increase (decrease) due to change in:	Volume	Rate (4)	Net Change
Interest earning assets:			
Net loans and leases (1)(2)	$ 1,976	$ (605)	$ 1,371
Taxable investment securities	1,354	85	1,439
Tax-exempt investment securities (3)	109	(33)	76
Corporate stock	14	(2)	12
Federal funds sold & other	(25)	44	19
Investment in time deposits	17	(51)	(34)
Total	3,445	(562)	2,883
Interest-bearing liabilities:			
Demand deposits	191	(4)	187
Savings deposits	16	5	21
Time deposits	18	(105)	(87)
Other borrowings	227	(32)	195
Total	452	(136)	316
Interest differential	$ 2,993	$ (426)	$ 2,567

(1) The average balance of non-accruing loans and leases is immaterial as a percentage of total loans and leases and, as such, has been included in net loans and leases.

(2) Loan and lease fees of $1,091,000, $741,000 and $814,000 for the years ended December 31, 2005, 2004 and 2003, respectively, have been included in the interest income computation.

(3) Includes taxable-equivalent adjustments that primarily relate to income on certain securities that is exempt from federal income taxes. The effective federal statutory tax rate was 34% for the periods presented.

(4) The rate/volume variance has been included in the rate variance.

Provision for Loan and Lease Losses

The Company provided $322,000 for loan and lease losses in 2005 as compared to $895,000 for 2004. Net loan charge-offs for 2005 were $139,000 as compared to $209,000 in 2004. In 2005, net loan charge-offs as a percentage of average loans outstanding were .04% compared to .08% in 2004. In 2003, the Company provided $946,000 for loan and lease losses and net charge-offs were $194,000. For further information please see "Allowance for Loan and Lease Losses Activity."

Service Charges and Fees and Other Income

Table Four below provides a summary of the components of noninterest income for the periods indicated *(dollars in thousands)*:

Table Four: Components of Noninterest Income

Year Ended December 31,	2005	2004	2003
Service charges on deposit accounts	$ 672	$ 551	$ 534
Gain on life insurance death benefit	-	553	-
Accounts receivable servicing fees	356	316	247
Merchant fee income	509	393	357
Fees from lease brokerage services	-	9	381
Income from residential lending division	283	187	366
Gain on sale of available-for-sale securities	48	-	33
Other	461	386	335
	$ 2,329	$ 2,395	$2,253

Noninterest income was down $66,000 (2.8%) to $2,329,000 in 2005 from the 2004 level. A portion of this decrease represents the tax-free net proceeds from a life insurance policy ($553,000) the Company received in June of 2004 as a result of the death of a former executive officer. Without the life insurance proceeds received in 2004, noninterest income for 2005 would have shown an increase of $487,000. The increase in noninterest income can be attributed to increases in fees from service charges (up $121,000 or 22.0%), increases in fees from merchant income (up $116,000 or 29.5%), and an increase in residential lending fee income (up $96,000 or 51.3%). The increase in service charges and merchant fee income is the direct result of an increased number of deposit and merchant accounts, many of which can be attributed to the Bank of Amador acquisition completed in December 2004.

Noninterest income was up $142,000 (6.3%) to $2,395,000 in 2004 from the 2003 level. Much of this increase ($553,000) represents the tax-free net proceeds from a life insurance policy the Company received in June of 2004 as a result of the death of a former executive officer. Without the life insurance proceeds, noninterest income would have shown a decrease of $411,000. The decrease in noninterest income can be attributed to decreases in fees from lease brokerage services (down $372,000 or 97.6%) and a decrease in residential lending fee income (down $179,000 or 48.9%). The decrease in lease brokerage services resulted from the majority of originated leases being recorded during 2004 on the books of the Company as opposed to receiving fee income for brokering the leases to outside funding sources. In addition, overall lease volume decreased (from $5,940,000 in 2003 to $4,967,000 in 2004) as a result of the change from a nationwide lessor to a lessor that does business in California counties located near American River Bank branch locations. The residential lending division experienced a decrease in loan volume as a result of a slight increase in mortgage rates, which caused the number of refinances to decrease.

Salaries and Benefits

Salaries and benefits, which include commissions, were $6,958,000 (up $910,000 or 15.0%) for 2005 as compared to $6,048,000 in 2004. The increase is primarily the result of salaries, taxes and benefits paid to the employees of the three new offices added as a result of the Bank of Amador acquisition which was completed in December 2004 ($742,000) and cost of living raises, higher salary costs to retain key employees in a competitive market, and overall higher health care related costs. At the end of 2005, the full-time equivalent staff was 122, down 1 from the 123 at the end of 2004.

Salaries and benefits, which include commissions, were $6,048,000 (down $185,000 or 3.0%) for 2004 as compared to $6,223,000 in 2003. The decrease is primarily the result of lower incentive accruals ($156,000 or 18.5%) and lower commissions paid in the Residential Lending Division. The lower incentive accrual relates to an adjustment in the incentive program by reducing the overall percentage available to employees. The decreased commissions in the Residential Lending Division are directly related to the drop in fees generated. At the end of 2004, the full-time equivalent staff was 123, up 22 from the 101 at the end of 2003. Much of the increase in the number of employees came as a result of the acquisition of Bank of

Amador in December 2004 and did not have a material impact on overall salary and benefit expense for 2004.

Occupancy, Furniture and Equipment

Occupancy expense increased $276,000 (29.0%) during 2005 to $1,229,000, up from $953,000 in 2004. The majority of the increase relates to the three new offices added in Amador County ($152,000), the cost associated for a full year related to the 2004 opening of a new banking office in Downtown Sacramento ($38,000) located at 520 Capitol Mall, Suite 100, Sacramento, CA 95814, expenses related to the 2005 opening of a new Company headquarters ($36,000) located at 3100 Zinfandel Drive, Suite 450, Rancho Cordova, CA 95670, and annual rent increases on the Company's leased facilities. Furniture and equipment expense was $918,000 in 2005 compared to $752,000 in 2004, representing a $166,000 (22.1%) increase. The increase in furniture and equipment expense relates to the three new offices added in Amador County ($166,000).

Occupancy expense increased $136,000 (16.6%) during 2004 to $953,000, up from $817,000 in 2003. The majority of the increase relates to the cost associated with the new banking office in Downtown Sacramento ($114,000) located at 520 Capitol Mall, Suite 100, Sacramento, CA 95814 and annual rent increases on the Company's leased facilities. Furniture and equipment expense was $752,000 in 2004 compared to $653,000 in 2003, representing a $99,000 (15.2%) increase. The majority of the increase in furniture and equipment expense relates to the new banking office ($51,000) and higher maintenance and repair costs associated with technology related equipment ($44,000).

Other Expenses

Other expenses were $4,388,000 (up $466,000 or 11.9%) for 2005 as compared to $3,922,000 for 2004. The 2004 expense included a donation of $503,000 to establish the American River Bankshares Foundation (the "Foundation"). Donations made to the Foundation in 2005 were $455,000 less than in 2004. The actual increase in other expenses of $466,000 and the overall lower donation to the Foundation of $455,000 added together represent an increase in other expenses of $921,000. This increase can be attributed to the December 2004 acquisition of Bank of Amador and the resulting three new Amador County offices ($935,000 increase). Included in the $935,000 increase is $322,000 related to amortization of the core deposit intangible associated with the acquisition. The overhead efficiency ratio on a taxable equivalent basis for 2005 was 45.2% as compared to 53.1% in 2004.

Other expenses were $3,960,000 (up $1,291,000 or 48.4%) for 2004 as compared to $2,669,000 for 2003. Professional fees increased $143,000 (42.7%) from $335,000 during 2003 to $478,000 in 2004. Professional fees, which includes accounting, legal and other professional services, was up primarily due to retainer fees paid to a deposit gathering relationship established in 2004 ($172,000). Donations were $527,000 (up $501,000) for 2004 compared to $26,000 in 2003. The increase in donations results from the Company's decision to create and fund the Foundation ($503,000). Directors' expense increased from $353,000 (up $165,000 or 46.7%) in 2003 to $518,000 in 2004. The increase in Directors' expense relates to higher amounts accrued under the Gross-Up Plan (the "Plan"). The Plan compensates for the tax effects of the exercise of nonstatutory stock options. The Plan named certain non-employee Directors as participants and applies only to those options granted on August 25, 1995. The Plan encourages participating optionees to retain shares acquired through the exercise of nonstatutory stock options by the Company paying to the participating optionee an amount equal to the taxable income resulting from an exercise of a nonstatutory stock option multiplied by the Company's effective tax rate, subject to the optionee's agreement to hold the shares acquired for a minimum of one (1) year. Other operating expenses increased from $939,000 in 2003 (up $217,000 or 22.1%) to $1,156,000 in 2004. These increases related to the benefit payments arising from the death of a former Company executive ($82,000), and normal expenses related to the overall growth of the Company. The overhead efficiency ratio on a taxable equivalent basis for 2004 was 53.1% as compared to 53.7% in 2003.

Provision for Taxes

The effective tax rate on income was 38.7%, 36.7% and 39.2% in 2005, 2004 and 2003, respectively. The effective tax rate was greater than the federal statutory tax rate due to state tax expense (net of federal tax effect) of $1,033,000, $589,000 and $538,000 in these years. Tax-exempt income of $896,000, $533,000 and $454,000 from investment securities in these years helped to reduce the effective tax rate. The 2004 effective tax rate was further reduced by tax exempt income of $553,000 from the proceeds of a life insurance policy.

Balance Sheet Analysis

The Company's total assets were $612,763,000 at December 31, 2005 as compared to $586,666,000 at December 31, 2004, representing an increase of $26,097,000 (4.4%). The average balances of total assets during 2005 were $596,670,000 which represents an increase of $157,658,000 (35.9%) over the December 31, 2004 total of $439,012,000. Approximately $134,000,000 of the increase is attributable to the Bank of Amador acquisition in December 2004.

Investment Securities

The Company classifies its investment securities as trading, held to maturity or available for sale. The Company's intent is to hold all securities classified as held to maturity until maturity and management believes that it has the ability to do so. Securities available for sale may be sold to implement asset/liability management strategies and in response to changes in interest rates, prepayment rates and similar factors. Table Five below summarizes the values of the Company's investment securities held on December 31 of the years indicated.

Table Five: Investment Securities Composition

(dollars in thousands)

Available-for-sale (at fair value)	2005	2004	2003
Debt securities:			
U.S. Government agencies	$ 49,119	$ 46,701	$ 21,450
Mortgage-backed securities	33,326	40,359	26,757
Obligations of states and political subdivisions	37,106	27,240	12,061
Corporate debt securities	1,014	1,114	787
Commercial paper			1,000
Equity securities:			
Corporate stock	624	627	631
Total available-for-sale investment securities	**$ 124,189**	**$ 16,041**	**$ 62,686**
Held-to-maturity (at amortized cost)			
Debt securities:			
Mortgage-backed securities	$ 45,012	$ 41,203	$ 26,960
Obligations of states and political subdivisions			200
Total held-to-maturity investment securities	**$ 45,012**	**$ 41,203**	**$ 27,160**

See Table Fifteen for a breakdown of the investment securities by maturity and the corresponding weighted average yields.

Loans and Leases

The Company concentrates its lending activities in the following principal areas: 1) commercial; 2) commercial real estate; 3) multi-family real estate; 4) real estate construction (both commercial and residential); 5) residential real estate; 6) lease financing receivable; 7) agriculture; and 8) consumer loans. At December 31, 2005, these categories accounted for approximately 21%, 42%, 1%, 28%, 1%, 2%, 2% and 3%, respectively, of the Company's loan portfolio. This mix was relatively unchanged compared to 19%, 46%, 1%, 25%, 1%, 3%, 2% and 3% at December 31, 2004. Continuing economic activity in the Company's market area, new borrowers developed through the Company's marketing efforts, and credit extensions expanded to existing borrowers resulted in the Company originating over $215 million in new loans; however, higher than normal loan and lease paydowns and payoffs resulted in net increases in balances for commercial ($11,107,000 or 16.6%), multi-family real estate ($1,107,000 or 41.6%), real estate construction ($12,886,000 or 14.3%), and consumer loans ($2,483,000 or 26.4%). Despite the new borrowers, the Company experienced a decrease in commercial real estate ($11,763,000 or 7.1%), residential real estate ($556,000 or 10.6%), lease financing receivable ($2,027,000 or 20.3%), and agriculture ($123,000 or 1.5%) as a result of paydowns. Table Six below summarizes the composition of the loan and lease portfolio for the past five years as of December 31.

Table Six: Loan and Lease Portfolio Composition

(dollars in thousands)

December 31,	**2005**	**2004**	**2003**	**2002**	**2001**
Commercial	$ 77,971	$ 66,864	$ 57,346	$ 49,231	$ 43,619
Real estate:					
Commercial	154,500	166,263	142,249	119,977	99,355
Multi-family	3,767	2,660	5,301	7,573	803
Construction	103,048	90,162	37,434	32,385	30,821
Residential	4,680	5,236	1,508	1,661	3,119
Lease financing receivable	7,967	9,994	9,276	6,766	2,499
Agriculture	8,129	8,252	8,027	8,824	10,251
Consumer	11,900	9,417	5,950	6,371	7,598
	371,962	358,848	267,091	232,788	198,065
Deferred loan fees, net	(712)	(885)	(678)	(583)	(425)
Allowance for loan and Lease losses	(5,679)	(5,496)	(3,949)	(3,197)	(2,614)
Total net loans and leases	**$ 365,571**	**$ 352,467**	**$ 262,464**	**$ 229,008**	**$ 195,026**

A significant portion of the Company's loans and leases are direct loans and leases made to individuals and local businesses. The Company relies substantially on local promotional activity and personal contacts by American River Bank officers, directors and employees to compete with other financial institutions. The Company makes loans and leases to borrowers whose applications include a sound purpose and a viable primary repayment source, generally supported by a secondary source of repayment.

Commercial loans consist of credit lines for operating needs, loans for equipment purchases, working capital, and various other business loan products. Consumer loans include a range of traditional consumer loan products such as personal lines of credit and loans to finance purchases of autos, boats, recreational vehicles, mobile homes and various other consumer items. Construction loans are generally comprised of commitments to customers within the Company's service area for construction of commercial properties, multi-family properties and custom and semi-custom single-family residences. Other real estate loans consist primarily of loans secured by first trust deeds on commercial and residential properties typically with maturities from 3 to 10 years and original loan to value ratios generally from 65% to 75%. Agriculture loans consist primarily of vineyard loans and development loans to plant vineyards. In general, except in the case of loans under SBA programs or Farm Services Agency guarantees, the Company does not make long-term mortgage loans; however, American River Bank has a residential lending division to assist customers in securing most forms of longer term single-family mortgage financing. American River Bank acts as a broker between American River Bank's customers and the loan wholesalers. American River Bank receives an origination fee for loans closed.

Average net loans and leases in 2005 were $360,319,000 which represents an increase of $82,672,000 (29.8%) over the average in 2004. Average net loans and leases in 2004 were $277,647,000 which represents an increase of $29,305,000 (11.8%) over the average in 2003. Loan growth in 2005 and 2004 resulted from a favorable economy in the Company's market area, new borrowers developed through the Company's marketing efforts and credit extensions expanded to existing borrowers. Additionally the average loan growth in 2005 increased in part due to the addition of the Bank of Amador loans at the end of 2004.

Risk Elements

The Company assesses and manages credit risk on an ongoing basis through a total credit culture that emphasizes excellent credit quality, extensive internal monitoring and established formal lending policies. Additionally, the Company contracts with an outside loan review consultant to periodically review the existing loan and lease portfolio. Management believes its ability to identify and assess risk and return characteristics of the Company's loan and lease portfolio is critical for profitability and growth. Management strives to continue its emphasis on credit quality in the loan and lease approval process, active credit administration and regular monitoring. With this in mind, management has designed and implemented a comprehensive loan and lease review and grading system that functions to continually assess the credit risk inherent in the loan and lease portfolio.

Ultimately, underlying trends in economic and business cycles may influence credit quality. American River Bank's business is concentrated in the Sacramento Metropolitan Statistical Area, which is a diversified economy, but with a large State of California government presence and employment base, in Sonoma County, through North Coast Bank, a division of American River Bank, whose business is focused on businesses within the three communities in which it has offices (Santa Rosa, Windsor, and Healdsburg) and in Amador County, through Bank of Amador, a division of American River Bank, whose business is focused on businesses and consumers within the three communities in which it has offices (Jackson, Pioneer, and Ione) as well as a diversified residential construction loan business in numerous Northern California counties. The economy of Sonoma County is diversified with professional services, manufacturing, agriculture and real estate investment and construction, while the economy of Amador County is reliant upon government, services, retail trade, manufacturing industries and Indian gaming.

The Company has significant extensions of credit and commitments to extend credit that are secured by real estate. The ultimate repayment of these loans is generally dependent on personal or business cash flows or the sale or refinancing of the real estate. The Company monitors the effects of current and expected market conditions and other factors on the collectability of real estate loans. The more significant factors management considers involve the following: lease rate and terms, absorption and sale rates; real estate values and rates of return; operating expenses; inflation; and sufficiency of repayment sources independent of the real estate including, in some instances, personal guarantees.

In extending credit and commitments to borrowers, the Company generally requires collateral and/or guarantees as security. The repayment of such loans is expected to come from cash flow or from proceeds from the sale of selected assets of the borrowers. The Company's requirement for collateral and/or guarantees is determined on a case-by-case basis in connection with management's evaluation of the creditworthiness of the borrower. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing properties, residences and other real property. The Company secures its collateral by perfecting its security interest in business assets, obtaining deeds of trust, or outright possession among other means.

In management's judgment, a concentration exists in real estate loans which represented approximately 71.5% of the Company's loan and lease portfolio at December 31, 2005, down from 73.7% at December 31, 2004. Although management believes this concentration to have no more than the normal risk of collectability, a substantial decline in the economy in general, or a decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on the collectability of these loans and require an increase in the provision for loan and lease losses which could adversely affect the Company's future prospects, results of operations, profitability and stock price. Management believes that its lending policies and underwriting standards will tend to minimize losses in an economic downturn, however, there is no assurance that losses will not occur under such circumstances. The Company's loan policies and underwriting standards include, but are not limited to, the following: (1) maintaining a thorough understanding of the Company's service area and originating a significant majority of its loans within that area, (2) maintaining a thorough understanding of borrowers' knowledge, capacity, and market position in their field of expertise, (3) basing real estate loan approvals not only on market demand for the project, but also on the borrowers' capacity to support the project financially in the event it does not perform to expectations (whether sale or income performance), and (4) maintaining conforming and prudent loan to value and loan to cost ratios based on independent outside appraisals and ongoing inspection and analysis by the Company's lending officers.

Nonaccrual, Past Due and Restructured Loans and Leases

Management generally places loans and leases on nonaccrual status when they become 90 days past due, unless the loan or lease is well secured and in the process of collection. Loans and leases are charged off when, in the opinion of management, collection appears unlikely.

The recorded investments in loans and leases that were considered to be impaired totaled $91,000 and $247,000 at December 31, 2005 and 2004, respectively. The related allowance for losses for these loans and leases at December 31, 2005 and December 31, 2004 was $24,000 and $62,000, respectively. Management believes that the allowance allocations are adequate for the inherent risk of those loans and leases. The average recorded investment in impaired loans and leases for the years ended December 31, 2005, 2004 and 2003 was $271,000, $124,000 and $148,000, respectively.

Interest due but excluded from interest income on nonaccrual loans and leases was not material during 2005, 2004 and 2003. In 2005, 2004 and 2003, interest income recognized from payments received on nonaccrual loans and leases was also not material.

Table Seven below sets forth nonaccrual loans and leases and loans and leases past due 90 days or more as of year-end for the past five years.

Table Seven: Non-Performing Loans and Leases

(dollars in thousands)

December 31,	2005	2004	2003	2002	2001
Past due 90 days or more and still accruing:					
Commercial	$ 24	$ -	$ 2	$ 2	$ -
Real estate	-	-	-	-	-
Lease financing receivable	-	11	-	-	-
Consumer and other	-	-	-	-	-
Nonaccrual:					
Commercial	-	52	-	42	534
Real estate	15	113	-	160	314
Lease financing receivable	52	71	179	-	-
Consumer and other	-	-	-	2	8
Total non-performing loans and leases	$ 91	$ 247	$ 181	$ 206	$ 856

There were no loan or lease concentrations in excess of 10% of total loans and leases not otherwise disclosed as a category of loans and leases as of December 31, 2005. Management is not aware of any potential problem loans or leases, which were accruing and current at December 31, 2004 or 2005, where serious doubt exists as to the ability of the borrower to comply with the present repayment terms.

Allowance for Loan and Lease Losses Activity

The Company maintains an allowance for loan and lease losses ("ALLL") to cover probable losses inherent in the loan and lease portfolio, which is based upon management's estimated range of those losses. The ALLL is established through a provision for loan and lease losses and is increased by provisions charged against current earnings and recoveries and reduced by charge-offs. Actual losses for loans and leases can vary significantly from this estimate. The methodology and assumptions used to calculate the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.

The adequacy of the ALLL and the level of the related provision for loan and lease losses is determined based on management's judgment after consideration of numerous factors including but not limited to: (i) local and regional economic conditions, (ii) borrowers' financial condition, (iii) loan impairment and the related level of expected charge-offs, (iv) evaluation of industry trends, (v) industry and other concentrations, (vi) loans and leases which are contractually current as to payment terms but demonstrate a higher degree of risk as identified by management, (vii) continuing evaluations of the performing loan portfolio, (viii) ongoing review and evaluation of problem loans identified as having loss potential, (ix) quarterly review by the Board of Directors, and (x) assessments by banking regulators and other third parties. Management and the Board of Directors evaluate the ALLL and determine its appropriate level considering objective and subjective measures, such as knowledge of the borrowers' business, valuation of collateral, the determination of impaired loans or leases and exposure to potential losses.

The Company establishes general reserves in accordance with Statement of Accounting Standards ("SFAS") No. 5, Accounting for Contingencies, and specific reserves in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan. The ALLL is maintained by categories of the loan and lease portfolio based on loan type and loan rating; however, the entire allowance is available to cover actual loan and lease losses. While management uses available information to recognize possible losses on loans and leases, future additions to the allowance may be necessary, based on changes in economic conditions and other matters. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ALLL. Such agencies may require the Company to provide additions to the allowance based on their judgment of information available to them at the time of their examination.

The adequacy of the ALLL is determined based on three components. First, is the dollar weighted risk rating of the loan portfolio, including all outstanding loans and leases. Every extension of credit has been assigned a risk rating based upon a comprehensive definition intended to measure the inherent risk of lending money. Each rating has an assigned risk factor expressed as a reserve percentage. Second, established specific reserves consistent with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" are assigned to individually impaired loans. These are estimated potential losses associated with specific borrowers based upon estimated cash flows or collateral value and events affecting the risk rating. Third, the Company maintains a reserve for qualitative factors that may affect the portfolio as a whole, such as those factors described above, including a reserve for model imprecision consistent with SFAS No. 5, "Accounting for Contingencies".

The allowance for loan and lease losses totaled $5,679,000 or 1.53% of total loans and leases at December 31, 2005, $5,496,000 or 1.54% of total loans and leases at December 31, 2004, and $3,949,000 or 1.48% at December 31, 2003.

Table Eight below summarizes, for the periods indicated, the activity in the allowance for loan and lease losses.

Table Eight: Allowance for Loan and Lease Losses

(in thousands, except for percentages)

Year Ended December 31,	**2005**	**2004**	**2003**	**2002**	**2001**
Average loans and leases outstanding	$360,319	$277,647	$248,342	$209,133	$ 202,624
Allowance for loan & lease losses at beginning of period	$ 5,496	$ 3,949	$ 3,197	$ 2,614	$ 2,454
Loans and leases charged off:					
Commercial	72	-	13	44	556
Real estate	-	-	-	59	85
Consumer	-	1	8	48	13
Lease financing receivable	134	268	333	-	57
Total	206	269	354	151	711
Recoveries of loans and leases previously charged off:					
Commercial	9	57	113	1	9
Real estate	-	-	47	85	-
Consumer	2	3	-	4	-
Lease financing receivable	56	-	-	-	71
Total	67	60	160	90	80
Net loans and leases charged off	139	209	194	61	631
Allowance acquired in merger	-	861	-	-	-
Additions to allowance charged to operating expenses	322	895	946	644	791
Allowance for loan and lease losses at end of period	$ 5,679	$ 5,496	$ 3,949	$ 3,197	$ 2,614
Ratio of net charge-offs to average loans and leases outstanding	04%	.08%	.08%	.03%	.31%
Provision for loan and lease losses to average loans and leases outstanding	.09%	.32%	.38%	.31%	.39%
Allowance for loan and lease losses to loans and leases, net of deferred fees, at end of period	1.53%	1.54%	1.48%	1.38%	1.32%

It is the policy of management to maintain the allowance for loan and lease losses at a level adequate for known and inherent risks in the portfolio. Our methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan and lease losses that management believes is appropriate at each reporting date. Based on information currently available to analyze inherent credit risk, including economic factors, overall credit quality, historical delinquencies and a history of actual charge-offs, management believes that the provision for loan and lease losses and the allowance for loan and lease losses are prudent and adequate. Adjustments may be made based on differences from estimated loan and lease growth, the types of loans constituting this growth, changes in risk ratings within the portfolio, and general economic conditions. However, no prediction of the ultimate level of loans and leases charged off in future periods can be made with any certainty.

As part of its loan review process, management has allocated the overall allowance based on specific identified problem loans and leases, qualitative factors, uncertainty inherent in the estimation process and historical loss data. A risk exists that future losses cannot be precisely quantified or attributed to particular loans or leases or classes of loans and leases. Management continues to evaluate the loan and lease portfolio and assesses current economic conditions that will affect management's conclusion as to future allowance levels. Table Nine below summarizes the allocation of the allowance for loan and lease losses for the five years ended December 31, 2005. The allocation presented should not be interpreted as an indication that charges to the allowance for loan and lease losses will be incurred in these amounts or proportions, or that the portion of the allowance allocated to each loan and lease category represents the total amounts available for charge-offs that may occur within these categories.

Table Nine: Allowance for Loan and Lease Losses by Loan Category

(in thousands, except for percentages)

Year Ended December 31,	2005		2004		2003		2002		2001	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Commercial	$ 1,056	21.0%	$1,028	18.6%	$ 865	21.5%	$ 660	21.1%	$ 923	22.0%
Real estate	3,948	71.5%	3,825	73.7%	2,579	69.8%	2,173	69.5%	1,288	67.7%
Agriculture	213	2.2%	110	2.3%	201	3.0%	116	3.8%	147	5.3%
Consumer	246	3.2%	220	2.6%	91	2.2%	152	2.9%	206	3.8%
Lease financing receivable	216	2.1%	313	2.8%	213	3.5%	96	2.7%	50	1.2%
Total allocated	**$ 5,679**	**100.0%**	**$5,496**	**100.0%**	**$3,949**	**100.0%**	**$3,197**	**100.0%**	**$2,614**	**100.0%**

Other Real Estate

At December 31, 2005 and 2004, the Company did not have any Other Real Estate properties.

Deposits

At December 31, 2005, total deposits were $500,706,000 representing an increase of $25,319,000 (5.3%) over the December 31, 2004 balance of $475,387,000. The Company's deposit growth plan for 2005 was to concentrate its efforts on increasing noninterest-bearing demand, interest-bearing money market and NOW accounts, and savings accounts. However, due to the competitive rate environment, interest-bearing money market and NOW accounts and savings accounts decreased slightly, but noninterest-bearing demand increased 14.4% in 2005. During 2004, deposits increased $152,880,000 (47.4%) from the total of $322,507,000 at December 31, 2003, of which $114,255,000 of the increase can be attributed to the Bank of Amador acquisition completed in December 2004.

Other Borrowed Funds

Other borrowings outstanding as of December 31, 2005 consist of advances (both long-term and short-term) from the Federal Home Loan Bank (the "FHLB") and an overnight borrowing from a correspondent bank. The following table summarizes these borrowings *(dollars in thousands)*:

	2005		2004		2003	
	Amount	Rate	Amount	Rate	Amount	Rate
Short-Term borrowings:						
FHLB advances	$ 39,386	3.73%	$ 24,457	1.85%	$ 25,054	1.41%
Advances from correspondent banks	-	-	-	-	9,600	1.44%
Total short-term borrowings	$ 39,386	3.73%	$ 24,457	1.85%	$ 34,654	1.41%
Long-term borrowings:						
FHLB advances	$ 4,270	4.10%	$ 9,832	3.15%	$ 1,888	6.13%
Total long-term borrowings	**$ 4,270**	**4.10%**	**$ 9,832**	**3.15%**	**$ 1,888**	**6.13%**

The maximum amount of short-term borrowings at any month-end during 2005, 2004 and 2003, was $39,386,000, $40,855,000, and $38,100,000, respectively. The FHLB advances are collateralized by loans and securities pledged to the FHLB. The following is a breakdown of rates and maturities on FHLB advances (dollars in thousands):

	Short Term	Long Term
Amount	$ 39,386	$ 4,270
Maturity	2006	2007
Average rates	3.73%	4.10%

The Company has also been issued a total of $2,000,000 in letters of credit by the FHLB which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2005 or 2004 and management does not expect to draw upon these lines in the future.

Capital Resources

The current and projected capital position of the Company and the impact of capital plans and long-term strategies is reviewed regularly by management. The Company's capital position represents the level of capital available to support continuing operations and expansion.

On September 20, 2001, the Company announced a plan to repurchase, as conditions warrant, up to 5% annually of the Company's common stock. Each year the Company may repurchase up to 5% of the shares outstanding (adjusted for stock splits or stock dividends). The repurchases are to be made from time to time in the open market as conditions allow and will be structured to comply with Commission Rule 10b-18. Management reports monthly to the Board of Directors on the status of the repurchase program. The Board of Directors has reserved the right to suspend, terminate, modify or cancel this repurchase program at any time for any reason. During 2005, the Company repurchased 80,325 shares; during 2004, the Company repurchased 10,253 shares; during 2003, the Company repurchased 1,654 shares and in 2002, the Company repurchased 72,353 shares under the repurchase plan.

The Company and American River Bank are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and American River Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. At December 31, 2005, shareholders' equity was $62,746,000, representing an increase of $3,756,000 (6.4%) from $58,990,000 at December 31, 2004. This increase was attributable principally to the retention of earnings after the payment of cash dividends. In 2004, shareholders' equity increased $23.5 million (66.4%) from 2003 due in part to the Bank of Amador acquisition. The ratio of total risk-based capital to risk adjusted assets was 11.9% at December 31, 2005 compared to 10.9% at December 31, 2004. Tier 1 risk-based capital to risk-adjusted assets was 10.6% at December 31, 2005 and 9.6% at December 31, 2004.

Table Ten below lists the Company's actual capital ratios at December 31, 2005 and 2004 as well as the minimum capital ratios for capital adequacy.

Table Ten: Capital Ratios

Capital to Risk-Adjusted Assets	At December 31 2005	At December 31 2004	Minimum Regulatory Capital Requirements
Leverage ratio	7.7%	8.4%	4.00%
Tier 1 Risk-Based Capital	10.6%	9.6%	4.00%
Total Risk-Based Capital	11.9%	10.9%	8.00%

Capital ratios are reviewed on a regular basis to ensure that capital exceeds the prescribed regulatory minimums and is adequate to meet future needs. American River Bank's ratios are in excess of the regulatory definition of "well capitalized."

Management believes that the Company's capital is adequate to support current operations and anticipated growth, cash dividends and future capital requirements of the Company and its subsidiaries.

Market Risk Management

Overview. Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest rate risk inherent in its loan and deposit functions. The goal for managing the assets and liabilities of the Company is to maximize shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue interest rate risk. The Board of Directors has overall responsibility for the interest rate risk management policies. The Company has a Risk Management Committee that establishes and monitors guidelines to control the sensitivity of earnings to changes in interest rates.

Asset/Liability Management. Activities involved in asset/liability management include, but are not limited to, lending, accepting and placing deposits and investing in securities. Interest rate risk is the primary market risk associated with asset/liability management. Sensitivity of earnings to interest rate changes arises when yields on assets change in a different time period or in a different amount from that of interest costs on liabilities. To mitigate interest rate risk, the structure of the consolidated balance sheet is managed with the goal that movements of interest rates on assets and liabilities are correlated and contribute to earnings even in periods of volatile interest rates. The asset/liability management policy sets limits on the acceptable amount of variance in net interest margin and market value of equity under changing interest environments. The Company uses simulation models to forecast earnings, net interest margin and market value of equity.

Simulation of earnings is the primary tool used to measure the sensitivity of earnings to interest rate changes. Using computer-modeling techniques, the Company is able to estimate the potential impact of changing interest rates on earnings. A balance sheet forecast is prepared quarterly using inputs of actual loans and leases, securities and interest bearing liabilities (i.e. deposits/borrowings) positions as the beginning base. The forecast balance sheet is processed against three interest rate scenarios. The scenarios include a 200 basis point rising rate forecast, a flat rate forecast and a 200 basis point falling rate forecast which take place within a one year time frame. The net interest income is measured during the year assuming a gradual change in rates over the twelve-month horizon. The simulation modeling indicated below attempts to estimate changes in the Company's net interest income utilizing a forecast balance sheet projected from year-end balances.

Table Eleven below summarizes the effect on net interest income (NII) of a ±200 basis point change in interest rates as measured against a constant rate (no change) scenario.

Table Eleven: Interest Rate Risk Simulation of Net Interest as of December 31, 2005

(dollars in thousands)	Change in NII from Current 12 Month Horizon
Variation from a constant rate scenario	
+200bp	$ 707
-200bp	$ (1,184)

The simulations of earnings do not incorporate any management actions, which might moderate the negative consequences of interest rate deviations. Therefore, they do not reflect likely actual results, but serve as reasonable estimates of interest rate risk.

Interest Rate Sensitivity Analysis

Interest rate sensitivity is a function of the repricing characteristics of the portfolio of assets and liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity. Interest rate sensitivity management focuses on the maturity of assets and liabilities and their repricing during periods of changes in market interest rates. Interest rate sensitivity is measured as the difference between the volumes of assets and liabilities in the current portfolio that are subject to repricing at various time horizons. The differences are known as interest sensitivity gaps.

A positive cumulative gap may be equated to an asset sensitive position. An asset sensitive position in a rising interest rate environment will cause a bank's interest rate margin to expand. This results as floating or variable rate loans reprice more rapidly than fixed rate certificates of deposit that reprice as they mature over time. Conversely, a declining interest rate environment will cause the opposite effect. A negative cumulative gap may be equated to a liability sensitive position. A liability sensitive position in a rising interest rate environment will cause a bank's interest rate margin to contract, while a declining interest rate environment will have the opposite effect.

As reflected in Table Twelve below, at December 31, 2005, the cumulative gap through the one-year time horizon indicates a slightly liability sensitive position.

Table Twelve: Interest Rate Sensitivity

December 31, 2005
Assets and Liabilities which mature or reprice within (days):
(dollars in thousands)

	0-90	91-180	181-365	Over 365	Non-repricing	Total
Assets:						
Investments	$ 11,502	$ 12,307	$ 18,562	$ 135,532	$ -	$ 177,903
Loans and leases	188,144	26,505	29,379	121,543	-	365,571
Other assets	-	-	-	-	69,289	67,289
Total assets	$ 199,646	$ 38,812	$ 47,941	$ 257,075	$ 69,289	$ 612,763
Liabilities:						
Noninterest bearing	$ -	$ -	$ -	$ -	$ 164,397	$ 164,397
Interest bearing:						
NOW Accounts	23,183	9,273	6,953	6,955	-	46,364
Money market	66,720	26,688	20,019	20,016	-	133,443
Savings	18,855	7,542	3,771	7,543	-	37,711
Time certificates	48,617	24,831	23,981	21,362	-	118,791
Short-term borrowings	22,840	5,515	11,031	-	-	39,386
Long-term borrowings	-	-	-	4,270	-	4,270
Other liabilities	-	-	-	-	5,655	5,655
Shareholders' equity	-	-	-	-	62,746	62,746
Total liabilities and shareholders' equity	$ 180,215	$ 73,849	$ 65,755	$ 60,146	$ 232,798	$ 612,763
Interest rate sensitivity gap	$ 19,431	$ (35,037)	$ (17,814)	$ 196,929	$ (163,509)	
Cumulative interest rate sensitivity gap	$ 19,431	$ (15,606)	$ (33,420)	$ 163,509	-	

Inflation

The impact of inflation on a financial institution differs significantly from that exerted on manufacturing, or other commercial concerns, primarily because its assets and liabilities are largely monetary. In general, inflation primarily affects the Company through its effect on market rates of interest, which affects the Company's ability to attract loan customers. Inflation affects the growth of total assets by increasing the level of loan demand, and potentially adversely affects capital adequacy because loan growth in inflationary periods can increase at rates higher than the rate that capital grows through retention of earnings which may be generated in the future. In addition to its effects on interest rates, inflation increases overall operating expenses. Inflation has not had a material effect upon the results of operations of the Company during the years ended December 31, 2005, 2004 and 2003.

Liquidity

Liquidity management refers to the Company's ability to provide funds on an ongoing basis to meet fluctuations in deposit levels as well as the credit needs and requirements of its clients. Both assets and liabilities contribute to the Company's liquidity position. Federal funds lines, short-term investments and securities, and loan and lease repayments contribute to liquidity, along with deposit increases, while loan and lease funding and deposit withdrawals decrease liquidity. The Company assesses the likelihood of projected funding requirements by reviewing historical funding patterns, current and forecasted economic conditions and individual client funding needs. Commitments to fund loans and outstanding standby letters of credit at December 31, 2005 were approximately $137,802,000 and $3,393,000, respectively. Such loan commitments relate primarily to revolving lines of credit and other commercial loans and to real estate construction loans. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company's sources of liquidity consist of cash and due from correspondent banks, overnight funds sold to correspondent banks, unpledged marketable investments and loans held for sale. On December 31, 2005, consolidated liquid assets totaled $99.2 million or 16.2% of total assets compared to $96.4 million or 16.4% of total assets on December 31, 2004. In addition to liquid assets, the Company maintains short-term lines of credit in the amount of $48,000,000 with correspondent banks. At December 31, 2005, the Company had $48,000,000 available under these credit lines. Additionally, American River Bank is a member of the FHLB. At December 31, 2005, American River Bank could have arranged for up to $49,196,000 in secured borrowings from the FHLB. These borrowings are secured by pledged mortgage loans and investment securities. At December 31, 2005, the Company had $3,534,000 available under these secured borrowing arrangements. American River Bank also has informal agreements with various other banks to sell participations in loans, if necessary. The Company serves primarily a business and professional customer base and, as such, its deposit base is susceptible to economic fluctuations. Accordingly, management strives to maintain a balanced position of liquid assets to volatile and cyclical deposits.

Liquidity is also affected by portfolio maturities and the effect of interest rate fluctuations on the marketability of both assets and liabilities. The Company can sell any of its unpledged securities held in the available-for-sale category to meet liquidity needs. These securities are also available to pledge as collateral for borrowings if the need should arise. American River Bank has established a master repurchase agreement with a correspondent bank to enable such transactions. American River Bank can also pledge securities to borrow from the FRB and the FHLB.

The principal cash requirements of the Company are for expenses incurred in the support of administration and operations. For nonbanking functions, the Company is dependent upon the payment of cash dividends from its subsidiaries to service its commitments. The Company expects that the cash dividends paid by American River Bank to the Company will be sufficient to meet this payment schedule. The maturity distribution of certificates of deposit is set forth in Table Thirteen below for the periods presented. These deposits are generally more rate sensitive than other deposits and, therefore, are more likely to be withdrawn to obtain higher yields elsewhere if available.

Table Thirteen: Certificates of Deposit Maturities

(dollars in thousands) **December 31, 2005**	**Less than $100,000**	**Over $100,000**
Three months or less	$ 15,470	$ 33,147
Over three months through six months	11,248	13,583
Over six months through twelve months	12,148	11,833
Over twelve months	10,862	10,500
Total	$ 49,728	$ 69,063

Loan and lease demand also affects the Company's liquidity position. Table Fourteen below presents the maturities of loans and leases for the period indicated.

Table Fourteen: Loan and Lease Maturities (Gross Loans and Leases)

December 31, 2005 *(Dollars in thousands)*	**One year or less**	**One year through five years**	**Over five years**	**Total**
Commercial	$ 46,631	$ 24,410	$ 6,930	$ 77,971
Real estate	102,693	60,814	102,488	265,995
Agriculture	1,001	1,354	5,774	8,129
Consumer	1,362	3,032	7,506	11,900
Leases	402	7,464	101	7,967
Total	$ 152,089	$ 97,074	$ 122,799	$ 371,962

Loans and leases shown above with maturities greater than one year include $169,383,000 of floating interest rate loans and $50,490,000 of fixed rate loans and leases.

The carrying amount, maturity distribution and weighted average yield of the Company's investment securities available-for-sale and held-to-maturity portfolios are presented in Table Fifteen below. The yields on tax-exempt obligations have been computed on a tax equivalent basis.

Table Fifteen: Securities Maturities and Weighted Average Yields

December 31,	2005		2004		2003	
(Taxable Equivalent Basis, Dollars in thousands)	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield
Available-for-sale securities:						
U.S. Treasury and agency securities						
Maturing within 1 year	$ 21,012	3.37%	$ 7,055	3.88%	$ 3,573	3.70%
Maturing after 1 year but within 5 years	28,107	3.70%	39,645	3.41%	17,877	3.75%
State & political subdivisions						
Maturing within 1 year	-	-	1,105	4.83%	452	6.17%
Maturing after 1 year but within 5 years	15,426	4.43%	6,574	4.30%	967	5.69%
Maturing after 5 years but within 10 years	17,386	6.39%	17,393	6.16%	6,188	7.18%
Maturing after 10 years	4,294	6.37%	2,168	6.83%	4,454	7.44%
Government sponsored mortgage-backed securities	36,326	4.30%	40,359	4.30%	26,757	4.47%
Other						
Maturing within 1 year	-	-	1,115	2.23%	1,514	1.84%
Maturing after 1 year but within 5 years	1,014	4.67%	-	-	273	3.94%
Non-maturing	624	6.18%	627	6.63%	631	6.64%
Total investment securities	$ 124,189	4.40%	$ 116,041	4.32%	$ 62,686	4.55%
Held-to-maturity securities:						
State & political subdivisions						
Maturing within 1 year	$ -	-	$ -	-	$ 200	6.77%
Government sponsored mortgage-backed securities	45,012	4.37%	41,203	4.16%	26,960	4.06%
Total investment securities	$ 45,012	4.37%	$ 41,203	4.16%	$ 27,160	4.08%

The carrying values of available-for-sale securities include net unrealized (losses) gains of ($1,279,000), $880,000 and $1,430,000 at December 31, 2005, 2004 and 2003, respectively. The carrying values of held-to-maturity securities do not include unrealized gains or losses, however, the net unrealized (losses) gains at December 31, 2005, 2004 and 2003 were ($354,000), $125,000 and $56,000, respectively. Table 15 does not include FHLB or FRB Stock, which do not have stated maturity dates or readily available market values. The balance in FHLB and FRB Stock at December 31, 2005, 2004 and 2003 was $2,608,000, $2,158,000 and $1,546,000, respectively.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and letters of credit as it does for loans included on the consolidated balance sheet. The following financial instruments represent off-balance-sheet credit:

	December 31, 2005	December 31, 2004
Commitments to extend credit *(dollars in thousands):*		
Revolving lines of credit secured by 1-4 family residences	$ 16,845	$ 2,328
Commercial real estate, construction and land development commitments:		
Secured by real estate	55,313	66,066
Other unused commitments, principally commercial loans	65,644	57,019
	$ 137,802	$ 125,413
Letters of credit	$ 3,393	$ 2,788

As of December 31, 2005, commitments to extend credit and letters of credit were the only financial instruments with off-balance sheet risk. The Company has not entered into any contracts for financial derivative instruments such as futures, swaps, options or similar instruments. Real estate commitments are generally secured by property with a loan-to-value ratio of 65% to 75%. In addition, the majority of the Company's commitments have variable interest rates.

Certain financial institutions have elected to use special purpose vehicles ("SPV") to dispose of problem assets. The SPV is typically a subsidiary company with an asset and liability structure and legal status that makes its obligations secure even if the parent corporation goes bankrupt. Under certain circumstances, these financial institutions may exclude the problem assets from their reported impaired and non-performing assets. The Company does not use those vehicles or any other structures to dispose of problem assets.

Contractual Obligations

The Company leases certain facilities at which it conducts its operations. Future minimum lease commitments under non-cancelable operating leases are noted in Table Sixteen below. Table Sixteen below presents certain of the Company's contractual obligations as of December 31, 2005. Included in the table are amounts payable under the Company's Deferred Compensation and Deferred Fees Plans and are listed in the "other" category. These amounts represented $1,147,000 and are anticipated to be primarily payable at least five years in the future.

Table Sixteen: Contractual Obligations

(dollars in thousands)	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ 4,270	$ -	$ 4,270	$ -	$ -
Capital Lease Obligations	-	-	-	-	-
Operating Leases	4,037	860	1,382	922	873
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under GAAP	1,147	-	-	-	1,147
Total	$ 9,454	$ 860	$ 5,652	$ 922	$ 2,020

Accounting Pronouncements

In March 2004, the Financial Accounting Standards Board (the "FASB") and Emerging Issues Task Force (the "EITF") reached consensus on several issues being addressed in EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired and was effective for other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The disclosure provisions of EITF Issue No. 03-1 continue to be effective for the Company's consolidated financial statements for the year ended December 31, 2005.

On November 3, 2005, the FASB issued FASB Staff Position ("FSP") Nos. FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP nullifies certain requirements of EITF Issue No. 03-1, and supersedes EITF Topic No. D-44, *Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.* The guidance in this FSP amends FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of this guidance.

In December 2004, the FASB issued Statement No. 123 (revised 2004) ("FAS 123 (R)"), *Share-Based Payments.* FAS 123 (R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. The Company may elect to adopt FAS 123 (R) using a modified prospective method or modified retrospective method. Under the modified retrospective method, the Company would restate previously issued financial statements, basing the compensation expense on that previously reported in their pro forma disclosures required by FAS 123. The modified prospective method would require the Company to record compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption as these awards continue to vest. FAS 123 (R) is effective for the first fiscal year beginning after June 15, 2005, effectively January 1, 2006 for the Company. Management has elected to use the modified prospective method and has completed its evaluation of the effect of FAS 123 (R), and does not expect it to have a material impact on its financial position or results of operations.

On June 7, 2005, the FASB issued Statement No. 154 ("FAS 154"), *Accounting Changes and Error Corrections - a replacement of Accounting Principles Board (APB) Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements.* Under the provisions of FAS 154, voluntary changes in accounting principles are applied retrospectively to prior periods' financial statements unless it would be impractical to do so. FAS 154 supersedes APB Opinion No. 20, which required that most voluntary changes in accounting principles be recognized by including in the current period's net income the cumulative effect of the change. FAS 154 also makes a distinction between "retrospective application" of a change in accounting principle and the "restatement" of financial statements to reflect the correction of an error. The provisions of FAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. Management of the Company does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

Other Matters

Effects of Terrorism. The terrorist actions on September 11, 2001 and thereafter and the current military conflict in Iraq have had significant adverse effects upon the United States economy. Whether the terrorist activities in the future and the actions of the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company and the extent of such impact is uncertain. Such economic deterioration could adversely affect the Company's future results of operations by, among other matters, reducing the demand for loans and other products and services offered by the Company, increasing nonperforming loans and the amounts reserved for loan and lease losses, and causing a decline in the Company's stock price.

Selected Quarterly Information (Unaudited)

(In thousands, except per share and price range of common stock)

	March 31,	June 30,	September 30,	December 31,
2005				
Interest income	$ 7,674	$ 8,011	$ 8,562	$ 8,966
Net interest income	6,315	6,439	6,753	6,955
Provision for loan and lease losses	217	55	-	50
Noninterest income	581	584	594	570
Noninterest expense	3,328	3,403	3,464	3,298
Income before taxes	3,351	3,565	3,883	4,177
Net income	2,051	2,190	2,376	2,567
Basic earnings per share	$ .37	$ .39	$ .42	$ .46
Diluted earnings per share	.36	.38	.41	.45
Cash dividends per share	.119	.124	.143	.150
Price range, common stock	**$ 21.05-22.89**	**$ 19.91-23.10**	**$ 19.76-22.62**	**$ 19.85-22.38**
2004				
Interest income	$ 5,113	$ 5,356	$ 5,672	$ 6,495
Net interest income	4,422	4,638	4,869	5,489
Provision for loan and lease losses	198	231	266	200
Noninterest income	429	1,022	441	503
Noninterest expense	2,749	3,463	2,814	2,687
Income before taxes	1,904	1,966	2,230	3,105
Net income	1,160	1,427	1,339	1,901
Basic earnings per share	$ .26	$ .31	$ .29	$ .38
Diluted earnings per share	.24	.30	.28	.37
Cash dividends per share	.105	.105	.105	.105
Price range, common stock	**$ 17.24-19.05**	**$ 18.03-20.18**	**$ 17.69-21.21**	**$ 19.41-21.77**

The earnings per share, cash dividends per share, and price range have been adjusted for 5% stock dividends in 2005 and 2004.

Report of Management on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended).

The Company's management, including the Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making this assessment, management used the criteria applicable to the Company as set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based upon such assessment, management believes that, as of December 31, 2005, the Company's internal control over financial reporting is effective based upon those criteria.

Perry-Smith LLP, the registered public accounting firm that audited the Company's consolidated financial statements included in this Annual Report has issued a report with respect to management's assessment of the effectiveness of the Company's internal control over financial reporting. The report of Perry-Smith LLP is set forth immediately below.

David T. Taber
President and Chief Executive Officer

Mitchell A. Derenzo
EVP and Chief Executive Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors, American River Bankshares

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that American River Bankshares and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that American River Bankshares and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, American River Bankshares and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of American River Bankshares and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005 and our report dated March 8, 2006 expressed an unqualified opinion thereon.

Perry-Smith LLP

Sacramento, California
March 8, 2006

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
American River Bankshares

We have audited the accompanying consolidated balance sheet of American River Bankshares and subsidiaries (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American River Bankshares and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Perry-Smith LLP

Sacramento, California
March 8, 2006

Consolidated Balance Sheet

December 31, 2005 and 2004
(Dollars in thousands)

	2005	2004
ASSETS		
Cash and due from banks	$ 34,825	$ 28,115
Federal funds sold	1,250	7,000
Total cash and cash equivalents	**36,075**	**35,115**
Interest-bearing deposits in banks	4,844	5,939
Investment securities (Notes 5 and 10):		
Available for sale, at fair value	124,189	116,041
Held to maturity, at amortized cost (fair value of $44,658 and $41,328 at December 31, 2005 and 2004, respectively)	45,012	41,203
Loans and leases, less allowance for loan and lease losses of $5,679 in 2005 and $5,496 in 2004 (Notes 6, 10, 12 and 17)	365,571	352,467
Premises and equipment, net (Note 7)	2,090	1,876
Federal Home Loan Bank stock	2,608	2,158
Accounts receivable servicing receivables, net (Note 8)	2,000	2,409
Goodwill (Notes 3 and 4)	16,321	16,146
Intangible assets (Notes 3 and 4)	1,831	2,183
Accrued interest receivable and other assets (Notes 11 and 16)	12,222	11,129
	$ 612,763	$ 586,666

LIABILITIES AND SHAREHOLDERS' EQUITY

	2005	2004
Deposits:		
Noninterest bearing	$ 164,397	$ 143,710
Interest bearing (Note 9)	336,309	331,677
Total deposits	**500,706**	**475,387**
Short-term borrowings (Note 10)	39,386	24,457
Long-term borrowings (Note 10)	4,270	9,832
Accrued interest payable and other liabilities (Note 16)	5,655	18,000
Total liabilities	**550,017**	**527,676**
Commitments and contingencies (Note 12)		
Shareholders' equity (Notes 13 and 14):		
Common stock - no par value; 20,000,000 shares authorized; issued and outstanding – 5,604,479 shares in 2005 and 5,314,732 shares in 2004	47,474	42,557
Retained earnings	16,029	15,878
Accumulated other comprehensive (loss) income, net of taxes (Notes 5 and 18)	(757)	555
Total shareholders' equity	62,746	58,990
	$ 612,763	$ 586,666

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Income

For the Years Ended December 31, 2005, 2004 and 2003
(Dollars in thousands, except per share data)

	2005	2004	2003
Interest income:			
Interest and fees on loans and leases	$ 26,536	$ 18,115	$ 16,744
Interest on Federal funds sold	90	67	48
Interest on deposits in banks	188	134	168
Interest and dividends on investment securities:			
Taxable	5,436	3,751	2,312
Exempt from Federal income taxes	931	537	475
Dividends	32	32	21
Total interest income	33,213	22,636	19,768
Interest expense:			
Interest on deposits (Note 9)	5,646	2,511	2,390
Interest on borrowings (Note 10)	1,105	707	512
Total interest expense	6,751	3,218	2,902
Net interest income	26,462	19,418	16,866
Provision for loan and lease losses (Note 6)	322	895	946
Net interest income after provision for loan and lease losses	26,140	18,523	15,920
Noninterest income:			
Service charges	672	551	534
Gain on sale of available-for-sale investment securities (Note 5)	48		33
Other income (Note 15)	1,609	1,844	1,686
Total noninterest income	2,329	2,395	2,253
Noninterest expense:			
Salaries and employee benefits (Notes 6 and 16)	6,958	6,048	6,233
Occupancy (Notes 7 and 12)	1,229	953	817
Furniture and equipment (Notes 7 and 12)	918	752	653
Loss on sale of available-for-sale investment securities (Note 5)	38		
Other expense (Note 15)	4,388	3,922	2,669
Total noninterest expense	13,493	11,713	10,372
Income before provision for income taxes	14,976	9,205	7,801
Provision for income taxes (Note 11)	5,792	3,378	3,060
Net income	$ 9,184	$ 5,827	$ 4,741
Basic earnings per share (Note 13)	$ 1.63	$ 1.24	$ 1.08
Diluted earnings per share (Note 13)	$ 1.60	$ 1.18	$ 1.00
Cash dividends per share of issued and outstanding common stock, adjusted for stock dividends	$ 0.54	$ 0.42	$ 0.27

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity

For the Years Ended December 31, 2005, 2004 and 2003
(Dollars in thousands)

	Common Stock			Accumulated Other Comprehensive	Total	Total
	Shares	Amount	Retained Earnings	Income/(Loss) (Net of Taxes)	Shareholders' Equity	Comprehensive Income
Balance, January 1, 2003	3,938,883	$ 16,064	$ 14,358	$ 1,304	$ 31,726	
Comprehensive income (Note 18):						
Net income			4,741		4,741	$ 4,741
Other comprehensive loss, net of tax:						
Net change in unrealized gains on available-for-sale investment securities				(440)	(440)	(440)
Total comprehensive income						$ 4,301
Cash dividend ($.27 per share)			(1,192)		(1,192)	
Fractional shares redeemed	(225)		(7)		(7)	
Stock options exercised	135,704	653			653	
Retirement of common stock (Note 13)	(19,102)	(24)			(24)	
Balance, December 31, 2003	4,055,260	16,693	17,900	864	35,457	
Comprehensive income (Note 18):						
Net income			5,827		5,827	$ 5,827
Other comprehensive loss, net of tax:						
Net change in unrealized gains on available-for-sale investment securities				(309)	(309)	(309)
Total comprehensive income						$ 5,518
Stock issued in acquisition (Note 3)	775,548	18,284			18,284	
Cash dividend ($.42 per share)			(2,044)		(2,044)	
5% stock dividend	252,392	5,805	(5,805)			
Stock options exercised	263,446	1,959			1,959	
Retirement of common stock (Note 13)	(31,914)	(184)			(184)	
Balance, December 31, 2004	5,314,732	42,557	15,878	555	58,990	
Comprehensive income (Note 18):						
Net income			9,184		9,184	$ 9,184
Other comprehensive loss, net of tax:						
Net change in unrealized gains on available-for-sale investment securities				(1,312)	(1,312)	(1,312)
Total comprehensive income						$ 7,872
Cash dividend ($.54 per share)			(3,012)		(3,012)	
Fractional shares redeemed	(1)	(32)			(32)	
5% stock dividend	266,801	6,021	(6,021)			
Stock options exercised	113,309	945			945	
Retirement of common stock (Note 13)	(90,362)	(2,017)			(2,017)	
Balance, December 31, 2005	5,604,479	$ 47,474	$ 16,029	$ (757)	$ 62,746	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2005, 2004 and 2003
(Dollars in thousands)

	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 9,184	$ 5,827	$ 4,741
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Provision for loan and lease losses	322	895	946
(Decrease) increase in deferred loan and lease origination fees, net	(173)	(79)	95
Depreciation and amortization	1,014	575	484
Amortization of investment security premiums and discounts, net	1,099	1,249	936
Provision for accounts receivable servicing receivable allowance for losses	35		1
(Gain) loss on sale of available-for-sale investment securities	(48)	38	(33)
Gain on life insurance death benefit		(553)	
Increase in cash surrender value of life insurance policies	(178)	(69)	(27)
Provision for deferred income taxes	(422)	(82)	(474)
Decrease (increase) in accrued interest receivable and other assets	179	(1,136)	(389)
(Decrease) increase in accrued interest payable and other liabilities	(12,604)	1,920	331
Net cash (used in) provided by operating activities	(1,592)	8,585	6,611
Cash flows from investing activities:			
Cash acquired in acquisition		26,294	
Proceeds from the sale of available-for-sale investment securities	6,964	5,019	6,274
Proceeds from called available-for-sale investment securities	280		
Proceeds from matured available-for-sale investment securities	20,180	5,435	6,840
Proceeds from matured held-to-maturity investment securities		200	1,125
Purchases of available-for-sale investment securities	(41,596)	(50,875)	(24,015)
Purchases of held-to-maturity investment securities	(16,901)	(23,737)	(25,432)
Proceeds from principal repayments for available-for-sale mortgage-backed securities	3,411	8,507	8,911
Proceeds from principal repayments for held-to-maturity mortgage-backed securities	12,495	8,758	8,890
Net decrease (increase) in interest-bearing deposits in banks	1,095	(1,189)	1,288
Net increase in loans and leases	(13,242)	(12,064)	(34,491)
Net decrease (increase) in accounts receivable servicing receivables	374	(631)	(383)
Death benefit from life insurance policy		1,236	
Purchases of equipment	(886)	(704)	(320)
Net (increase) decrease in FHLB and FRB stock	(450)	(612)	16
Purchase of life insurance policies			(1,614)
Net cash used in investing activities	(28,276)	(34,363)	(52,911)

(Continued)

Consolidated Statement of Cash Flows *(Continued)*

For the Years Ended December 31, 2005, 2004 and 2003
(Dollars in thousands)

	2005	2004	2003
Cash flows from financing activities:			
Net increase in demand, interest-bearing and savings deposits	$ 12,722	$ 37,341	$ 47,477
Net increase (decrease) in time deposits	12,597	(3,697)	(766)
Repayment of long-term debt	(5,562)	(53)	(50)
Increase (decrease) in other borrowings	14,929	(2,200)	4,050
Exercise of stock options	945	1,959	653
Cash paid to repurchase common stock	(2,017)	(184)	(24)
Payment of cash dividends	(2,754)	(2,070)	(1,135)
Cash paid for fractional shares in connection with stock dividends and stock splits	(32)		(7)
Net cash provided by financing activities	**30,828**	**31,096**	**50,198**
Increase in cash and cash equivalents	**960**	**5,318**	**3,898**
Cash and cash equivalents at beginning of year	35,115	29,797	25,899
Cash and cash equivalents at end of year	**$ 36,075**	**$ 35,115**	**$ 29,797**
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest expense	$ 6,509	$ 3,149	$ 2,980
Income taxes	$ 5,990	$ 1,765	$ 3,242
Non-cash investing activities:			
Net change in unrealized gain on available-for-sale investment securities	$ (2,159)	$ (550)	$ (719)
Non-cash financing activities:			
Dividends declared and unpaid	$ 841	$ 582	$ 608
Adjustments to goodwill	$ 238		
Supplemental schedule related to acquisition (Notes 3 and 4):			
Deposits		$ 119,236	
Other liabilities		489	
Payable to Bank of Amador shareholders		12,730	
Interest bearing deposits in banks		(100)	
Available-for-sale investment securities		(22,542)	
Loans, net		(78,737)	
Premise and equipment		(226)	
Intangible assets		(18,296)	
Other assets		(4,544)	
Stock issued		18,284	
Cash acquired		**$ 26,294**	

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 The Business of the Company

American River Bankshares (the "Company") was incorporated under the laws of the State of California in 1995 under the name of American River Holdings and changed its name in 2004 to American River Bankshares. As a bank holding company, the Company is authorized to engage in the activities permitted under the Bank Holding Company Act of 1956, as amended, and regulations thereunder. As a community oriented bank holding company, the principal communities served are located in Sacramento, Placer, Yolo, El Dorado, Amador, and Sonoma counties.

The Company owns 100% of the issued and outstanding common shares of its banking subsidiary, American River Bank (ARB). ARB was incorporated in 1983. ARB accepts checking and savings deposits, offers money market deposit accounts and certificates of deposit, makes secured and unsecured commercial, secured real estate, and other installment and term loans and offers other customary banking services. ARB operates five banking offices in Sacramento and Placer counties, three banking offices in Sonoma County under the name North Coast Bank, a division of ARB, and three banking offices in Amador County under the name Bank of Amador, a division of ARB.

On December 3, 2004, the Company acquired Bank of Amador located in Jackson, California (more fully described in Note 3). Bank of Amador was merged with and into American River Bank and now operates as Bank of Amador, a division of American River Bank. The merger transaction was accounted under the purchase method of accounting and accordingly the results of their operations have been included in the consolidated financial statements since the date of acquisition.

The Company also owns one inactive subsidiary, American River Financial.

The deposits of ARB are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to applicable legal limits. ARB does not offer trust services or international banking services and does not plan to do so in the near future.

Note 2 Summary of Significant Accounting Policies

General

The accounting and reporting policies of the Company and its subsidiaries conform with accounting principles generally accepted in the United States of America and prevailing practices within the financial services industry.

Reclassifications

Certain reclassifications have been made to prior years' balances to conform to classifications used in 2005.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and due from banks and Federal funds sold are considered to be cash equivalents. Generally, Federal funds are sold for one-day periods.

Investment Securities

Investments are classified into the following categories:

- Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders' equity.
- Held-to-maturity securities, which management has the positive intent and ability to hold, reported at amortized cost, adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value.

Gains or losses on the sale of investment securities are computed on the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums. In addition, unrealized losses that are other than temporary are recognized in earnings for all investments.

Note 2 Summary of Significant Accounting Policies *(Continued)*

Investment Securities *(Continued)*

Investment securities are evaluated for impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the securities for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Federal Reserve Bank and Federal Home Loan Bank Stock

Investments in Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB) stock are carried at cost and are redeemable at par with certain restrictions. Members of the FRB are required to purchase restricted stock in the FRB. Investments in FHLB are required to participate in FHLB programs. The FRB stock was surrendered in 2004 when the Company discontinued its membership in the FRB.

Loans and Leases

Loans and leases are reported at the principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan and lease losses. Loan and lease origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to the yield of the related loans and leases.

The accrual of interest on loans and leases is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed against current income unless the loan or lease is in the process of collection. Interest received on nonaccrual loans and leases is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans and leases are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

Loan Sales and Servicing

Included in the portfolio are Small Business Administration (SBA) loans and Farmer Mac guaranteed loans that may be sold in the secondary market. Loans held for sale are carried at the lower of cost or market value. Market value is determined by the specific identification method as of the balance sheet date or the date that the purchasers have committed to purchase the loans. At the time the loan is sold, the related right to service the loan is either retained, with the Company earning future servicing income, or released in exchange for a one-time servicing-released premium. A portion of this premium may be required to be refunded if the borrower defaults or the loan prepays within ninety days of the settlement date. There were no sales of loans subject to these recourse provisions at December 31, 2005, 2004 and 2003. Loans subsequently transferred to the loan portfolio are transferred at the lower of cost or market value at the date of transfer. Any difference between the carrying amount of the loan and its outstanding principal balance is recognized as an adjustment to yield by the interest method. There were no loans held for sale at December 31, 2005 and 2004.

SBA and Farmer Mac loans with unpaid balances of $1,609,000 and $2,640,000 were being serviced for others as of December 31, 2005 and 2004, respectively. The Company also serviced loans that are participated with other financial institutions totaling $20,911,000 and $12,329,000 as of December 31, 2005 and 2004, respectively.

Servicing rights acquired through 1) a purchase or 2) the origination of loans which are sold or securitized with servicing rights retained are recognized as separate assets or liabilities. Servicing assets or liabilities are recorded at the difference between the contractual servicing fees and adequate compensation for performing the servicing, and are subsequently amortized in proportion to and over the period of the related net servicing income or expense. Servicing assets are periodically evaluated for impairment. Servicing assets were not considered material for disclosure purposes.

Note 2 Summary of Significant Accounting Policies *(Continued)*

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is maintained to provide for possible losses related to impaired loans and leases and other possible losses on loans and leases identified by management as doubtful, substandard and special mention, as well as losses that can be expected to occur in the normal course of business related to currently performing loans and leases. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan and lease portfolio including concentrations, types of lending, specifically identified problem loans and leases, inherent risk of loss in the portfolio taken as a whole and economic conditions in the Company's service areas.

Commercial and real estate loans and leases determined to be impaired or classified are individually evaluated by management for specific risk of loss. In addition, reserve factors are assigned to currently performing loans and leases based on management's assessment of the following for each identified loan and lease type: (1) inherent credit risk and (2) historical losses. Management's risk assessment includes its own portfolio characteristics and performance, the loss experience of peer banks, and other economic conditions and factors. These estimates are particularly susceptible to changes in the economic environment and market conditions.

The Company's Loan Committee reviews the adequacy of the allowance for loan and lease losses at least quarterly, to include consideration of the relative risks in the portfolio and current economic conditions. The allowance is adjusted based on that review if, in the judgment of the Loan Committee and management, changes are warranted.

The allowance is established through a provision for loan and lease losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan and lease growth. The allowance for loan and lease losses at December 31, 2005 and 2004, respectively, reflect management's estimate of possible losses in the portfolio.

Other Real Estate

Other real estate includes real estate acquired in full or partial settlement of loan obligations. When property is acquired, any excess of the recorded investment in the loan balance and accrued interest income over the estimated fair market value of the property less estimated selling costs is charged against the allowance for loan and lease losses. A valuation allowance for losses on other real estate is maintained to provide for temporary declines in value. The allowance is established through a provision for losses on other real estate which is included in other expenses. Subsequent gains or losses on sales or write-downs resulting from permanent impairments are recorded in other income or expense as incurred. There was no other real estate held by the Company at December 31, 2005 and 2004.

Premises and Equipment

Premises and equipment are carried at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful life of the building and improvements is forty years. The useful lives of furniture, fixtures and equipment are estimated to be three to ten years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Impairment of long-lived assets is evaluated by management based upon an event or changes in circumstances surrounding the underlying assets which indicate long-lived assets may be impaired.

Goodwill and Intangible Assets

Business combinations involving the Company's acquisition of equity interests or net assets of another enterprise or the assumption of net liabilities in an acquisition of branches constituting a business may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. The value of goodwill is ultimately derived from the Company's ability to generate net earnings after the acquisition and is not deductible for tax purposes. A decline in net earnings could be indicative of a decline in the fair value of goodwill and result in impairment. For that reason, goodwill is assessed for impairment at least annually.

Intangible assets are comprised of core deposit intangibles which represent the estimated fair value of the long-term deposit relationships that were assumed when the Company acquired Bank of Amador. Core deposit intangibles are amortized using a method that approximates the expected run-off of the deposit base, which, in this case, is eight years.

Note 2 Summary of Significant Accounting Policies *(Continued)*

Income Taxes

The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company accounts for income taxes using the balance sheet method, under which deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. On the consolidated balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

Comprehensive Income

Comprehensive income is reported in addition to net income for all periods presented. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income. Unrealized gains and losses on the Company's available-for-sale investment securities are included in other comprehensive income (loss), adjusted for realized gains or losses included in net income. Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the consolidated statement of changes in shareholders' equity.

Earnings Per Share

Basic earnings per share (EPS), which excludes dilution, is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. EPS is retroactively adjusted for stock splits and stock dividends for all periods presented.

Stock-Based Compensation

At December 31, 2005, the Company has two stock-based compensation plans, which are described more fully in Note 13. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Generally, stock-based compensation cost is not reflected in net income, as all options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Pro forma adjustments to the Company's consolidated net income and earnings per share are disclosed during the years in which the options become vested. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based compensation.

Note 2 Summary of Significant Accounting Policies *(Continued)*

Stock-Based Compensation *(Continued)*

Year Ended December 31, *(Dollars in thousands, except per share data)*	2005	2004	2003
Net income, as reported	$ 9,184	$ 5,827	$ 4,741
Add: Stock-based compensation expense included in reported net income, net of tax effect			20
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects	(88)	(68)	(150)
Pro forma net income	**$ 9,096**	**$ 5,759**	**$ 4,611**
Basic earnings per share - as reported	$ 1.63	$ 1.24	$ 1.08
Basic earnings per share - pro forma	$ 1.62	$ 1.22	$ 1.05
Diluted earnings per share - as reported	$ 1.60	$ 1.18	$ 1.00
Diluted earnings per share - pro forma	$ 1.59	$ 1.17	$ 0.97
Weighted average fair value of options granted during the year	$ 6.22	$ 4.69	$ 3.17

The fair value of each option is estimated on the date of grant using an option-pricing model.

	2005	2004	2003
Dividend yield	2.27% to 2.71%	2.15%	1.74% to 1.88%
Expected volatility	30.3% to 31.4%	22.0%	19.4% to 19.6%
Risk-free interest rate	3.96% to 4.08%	4.01%	2.91% to 3.52%
Expected option life	7 years	7 years	7 years

Impact of New Financial Accounting Standards

Other-Than-Temporary Impairment

In March 2004, the Financial Accounting Standards Board (FASB) and Emerging Issues Task Force (EITF) reached consensus on several issues being addressed in EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The consensus provides guidance for evaluating whether an investment is other-than-temporarily impaired and was effective for other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The disclosure provisions of EITF Issue No. 03-1 continue to be effective for the Company's consolidated financial statements for the year ended December 31, 2005.

On November 3, 2005, the FASB issued FASB Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP nullifies certain requirements of EITF Issue No. 03-1, and supersedes EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. The guidance in this FSP amends FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of this guidance.

Note 2 Summary of Significant Accounting Policies *(Continued)*

Share-Based Payments

In December 2004, the FASB issued Statement No. 123 (revised 2004) (FAS 123 (R)), Share-Based Payments. FAS 123 (R) requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments such as stock options granted to employees. The Company may elect to adopt FAS 123 (R) using a modified prospective method or modified retrospective method. Under the modified retrospective method, the Company would restate previously issued financial statements, basing the compensation expense on that previously reported in their pro forma disclosures required by FAS 123. The modified prospective method would require the Company to record compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption as these awards continue to vest. FAS 123 (R) is effective for the first fiscal year beginning after June 15, 2005, effectively January 1, 2006 for the Company. Management has elected to use the modified prospective method and has completed its evaluation of the effect of FAS 123 (R), and does not expect it to have a material impact on its financial position or results of operations.

Accounting Changes and Error Corrections

On June 7, 2005, the FASB issued Statement No. 154 (FAS 154), Accounting Changes and Error Corrections - a replacement of Accounting Principles Board (APB) Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Under the provisions of FAS 154, voluntary changes in accounting principles are applied retrospectively to prior periods' financial statements unless it would be impractical to do so. FAS 154 supersedes APB Opinion No. 20, which required that most voluntary changes in accounting principles be recognized by including in the current period's net income the cumulative effect of the change. FAS 154 also makes a distinction between "retrospective application" of a change in accounting principle and the "restatement" of financial statements to reflect the correction of an error. The provisions of FAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. Management of the Company does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

Note 3 Merger Transaction with Bank of Amador

On December 3, 2004, the Company completed an acquisition of Bank of Amador (BNKA) through a merger and tax-free reorganization. The Company acquired BNKA and merged BNKA with and into ARB. The acquisition was completed because the Board of Directors and management of both organizations believed the combination would be in the best interests of shareholders of the Company and BNKA and that the combined companies could offer a broader array of services and products than each could offer on its own. Total consideration paid BNKA shareholders was determined through extensive negotiations supported by internal modeling, which management believed would result in earnings per share accretion to the Company's shareholders in 2005. These factors contributed to the purchase price which resulted in the recognition of goodwill.

The following table summarizes the terms of the acquisition *(dollars in thousands)*:

Shares of common stock	775,548
Value of common stock issued	$ 18,284
Cash paid to Bank of Amador shareholders	$ 12,730
Total consideration paid	$ 31,014

During 2005, goodwill was increased $238,000 representing the final adjustments to the initial allocation of the purchase price.

The following supplemental pro forma information discloses selected financial information for the periods indicated as though the merger had been completed at the beginning of each year presented (dollars in thousands, except per share data):

Years Ended December 31, *(dollars in thousands, except per share data)*	2004	2003
Earnings as reported:		
Revenue	$ 25,031	$ 22,021
Net income	$ 5,827	$ 4,741
Basic EPS	$ 1.30	$ 1.13
Diluted EPS	$ 1.24	$ 1.05
Pro forma merger adjustments:		
Revenue	$ 6,905	$ 7,043
Net income	$ 1,584	$ 1,817
Pro forma earnings after merger adjustments:		
Revenue	$ 31,936	$ 29,064
Net income	$ 7,411	$ 6,558
Basic EPS	$ 1.42	$ 1.32
Diluted EPS	$ 1.37	$ 1.24

Note 3 Merger Transaction with Bank of Amador

(Continued)

Pro forma net income for the year ended December 31, 2004 excludes nonrecurring charges of approximately $2,086,000 on an after-tax basis, representing merger-related expenses and the cost of retiring outstanding stock options.

The estimated fair value of assets acquired and liabilities assumed are as follows *(dollars in thousands)*:

Cash and cash equivalents	$ 26,294
Interest-bearing deposits in banks	100
Available-for-sale investment securities	22,542
Gross loans	79,598
Allowance for loan and lease losses	(861)
Premises and equipment	226
Core deposit intangible	2,213
Goodwill	16,083
Other assets	4,544
Total assets acquired	150,739
Deposits	119,236
Other liabilities	489
Total liabilities assumed	119,725
Purchase price	$ 31,014

Note 4 Goodwill and Other Intangible Assets

At December 31, 2005 and 2004, goodwill totaled $16,321,000 and $16,146,000, respectively. Goodwill is evaluated annually for impairment under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, and the Company determined that no impairment recognition was required for the years ended December 31, 2005 and 2004. Goodwill is not deductible for tax purposes.

Other intangible assets are comprised of core deposit intangibles totaling $1,831,000 and $2,183,000 at December 31, 2005 and 2004, respectively. Amortization included in other expense totaled $352,000 and $30,000 for the years ended December 31, 2005 and 2004, respectively. The remaining balance will be amortized over 6.9 years. Amortization expense for the next five years is estimated as follows (dollars in thousands):

Year Ending December 31,	
2006	$ 330
2007	308
2008	286
2009	264
2010	242

Note 5 Investment Securities

The amortized cost and estimated fair value of investment securities at December 31, 2005 and 2004 consisted of the following (dollars in thousands):

Available-for-Sale:

(dollars in thousands)	2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government agencies	$ 49,860		$ (741)	$ 49,119
Mortgage-backed securities	37,065	$ 31	(770)	36,326
Obligations of states and political subdivisions	36,942	486	(322)	37,106
Corporate debt securities	1,017		(3)	1,014
Equity securities:				
Corporate stock	584	52	(12)	624
	$ 125,468	$ 569	$ (1,848)	$ 124,189

	2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
U.S. Government agencies	$ 46,610	$ 181	$ (90)	$ 46,701
Mortgage-backed securities	40,309	137	(87)	40,359
Obligations of states and political subdivisions	26,541	744	(45)	27,240
Corporate debt securities	1,115	1	(2)	1,114
Equity securities:				
Corporate stock	586	62	(21)	627
	$ 115,161	$ 1,125	$ (245)	$ 116,041

Net unrealized losses on available-for-sale investment securities totaling $1,279,000 were recorded, net of $522,000 in tax benefits, as accumulated other comprehensive loss within shareholders' equity at December 31, 2005. Proceeds and gross realized gains from the sale of available-for-sale investment securities for the year ended December 31, 2005 totaled $6,964,000 and $48,000, respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2005.

Net unrealized gains on available-for-sale investment securities totaling $880,000 were recorded, net of $325,000 in tax liabilities, as accumulated other comprehensive income within shareholders' equity at December 31, 2004. Proceeds and gross realized losses from the sale of available-for-sale investment securities for the year ended December 31, 2004 totaled $5,019,000 and ($38,000), respectively. There were no transfers of available-for-sale investment securities during the year ended December 31, 2004 and 2003.

Note 5 Investment Securities *(Continued)*

Held-to-Maturity:

	2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
Mortgage-backed securities	$ 45,012	$ 60	$ (414)	$ 44,658

	2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt securities:				
Mortgage-backed securities	$ 41,203	$ 216	$ (91)	$ 41,328

There were no sales or transfers of held-to-maturity investment securities for the years ended December 31, 2005, 2004 and 2003.

The amortized cost and estimated fair value of investment securities at December 31, 2005 by contractual maturity are shown below.

dollars in thousands)	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ 21,165	$ 21,012		
After one year through five years	45,306	44,547		
After five years through ten years	17,066	17,386		
After ten years	4,282	4,294		
	87,819	87,239		
Investment securities not due at a single maturity date:				
Mortgage-backed securities	37,065	36,326	$ 45,012	$ 44,658
Corporate stock	584	624		
	$ 125,468	$ 124,189	$ 45,012	$ 44,658

Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

Investment securities with amortized costs totaling $57,898,000 and $57,481,000 and estimated fair values totaling $56,901,000 and $57,599,000 were pledged to secure treasury tax and loan accounts, State Treasury funds on deposit, public agency and bankruptcy trustee deposits and borrowing arrangements (see Note 10) at December 31, 2005 and 2004, respectively.

Note 5 Investment Securities *(Continued)*

Investment securities with unrealized losses at December 31, 2005 are summarized and classified according to the duration of the loss period as follows (dollars in thousands):

	Less than 12 Months		12 Months or More		Total	
(dollars in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale						
Debt securities:						
U.S. Government agencies	$ 29,344	$ (368)	$ 19,775	$ (373)	$ 49,119	$ (741)
Mortgage-backedsecurities	16,779	(374)	16,619	(396)	33,398	(770)
Obligations of states and political sub-divisions	18,083	(212)	6,370	(110)	24,453	(322)
Corporate debt securities	1,014	(3)			1,014	(3)
Corporate stock			238	(12)	238	(12)
	$ 65,220	$ (957)	$ 43,002	$ (891)	$108,222	$ (1,848)
Held-to-Maturity						
Debt securities:						
Mortgage-backed securities	$ 30,753	$ (344)	$ 3,130	$ (70)	$ 33,883	$ (414)

At December 31, 2005, the Company held 245 investment securities of which 101 were in a loss position for less than twelve months and 52 were in a loss position and had been in a loss position for twelve months or more. Management periodically evaluates each investment security in a loss position for other-than-temporary impairment, relying primarily on industry analyst reports and observation of market conditions and interest rate fluctuations. Management believes it will be able to collect all amounts due according to the contractual terms of the underlying investment securities and that the noted decline in fair value is considered temporary and due only to interest rate fluctuations.

Note 6 Loans and Leases

Outstanding loans and leases are summarized as follows *(dollars in thousands)*:

	December 31,	
	2005	2004
Real estate - commercial	$ 154,500	$ 166,263
Real estate - construction	103,048	90,162
Real estate - multi-family	3,767	2,660
Real estate - residential	4,680	5,236
Commercial	77,971	66,864
Lease financing receivable	7,967	9,994
Agriculture	8,129	8,252
Consumer	11,900	9,417
	371,962	358,848
Deferred loan and lease origination fees, net	(712)	(885)
Allowance for loan and lease losses	(5,679)	(5,496)
	$ 365,571	$ 352,467

Certain loans have been pledged to secure borrowing arrangements (see Note 10).

Note 6 Loans and Leases *(Continued)*

The components of the Company's leases receivable are summarized as follows *(dollars in thousands)*:

	2005	2004
Future lease payments receivable	$ 8,470	$ 10,709
Residual interests	275	276
Unearned income	(778)	(991)
Net lease financing receivable	**$ 7,967**	**$ 9,994**

Future lease payments receivable are as follows *(dollars in thousands)*:

Year Ending December 31,	
2006	$ 3,810
2007	2,495
2008	1,500
2009	521
2010	142
Thereafter	2
Total lease payments receivable	**$ 8,470**

Changes in the allowance for loan and lease losses were as follows *(dollars in thousands)*:

	Year Ended December 31,		
	2005	2004	2003
Balance, beginning of year	$ 5,496	$ 3,949	$ 3,197
Allowance acquired		861	
Provision charged to operations	322	895	946
Losses charged to allowance	(206)	(269)	(354)
Recoveries	67	60	160
Balance, end of year	**$ 5,679**	**$ 5,496**	**$ 3,949**

At December 31, 2005 and 2004, nonaccrual loans and leases totaled $67,000 and $236,000, respectively. Interest foregone on nonaccrual loans for the years ended December 31, 2005, 2004 and 2003 was not material.

The recorded investment in loans and leases that were considered to be impaired totaled $91,000 and $247,000 at December 31, 2005 and 2004, respectively. The related allowance for loan and lease losses for these loans and leases as determined under loan impairment standards at December 31, 2005 and 2004 was $24,000 and $62,000, respectively. The average recorded investment in impaired loans and leases for the years ended December 31, 2005, 2004 and 2003 was $271,000, $124,000 and $148,000, respectively. Interest income recognized on impaired loans and leases using a cash-basis method for the years ended December 31, 2005, 2004 and 2003 was not material.

Salaries and employee benefits totaling $1,395,000, $706,000 and $570,000 have been deferred as loan and lease origination costs for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 7 Premises and Equipment

Premises and equipment consisted of the following *(dollars in thousands):*

	December 31, 2005	December 31, 2004
Land	$ 206	$ 206
Building and improvements	779	597
Furniture, fixtures and equipment	6,023	5,378
Leasehold improvements	1,133	1,123
	8,141	7,304
Less accumulated depreciation and amortization	(6,051)	(5,428)
	$ 2,090	$ 1,876

Depreciation and amortization included in occupancy and furniture and equipment expense totaled $672,000, $562,000 and $480,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 8 Accounts Receivable Servicing Receivables

The Company purchases existing accounts receivable on a discounted basis from selected merchants and assumes the related billing and collection responsibilities on a recourse basis. Accounts receivable servicing fees included in other income totaled $356,000, $316,000 and $247,000 for the years ended December 31, 2005, 2004 and 2003, respectively. The valuation allowance for these receivables is not significant.

Note 9 Interest-Bearing Deposits

Interest-bearing deposits consisted of the following *(dollars in thousands):*

	December 31, 2005	December 31, 2004
Savings	$ 37,711	$ 38,957
Money market	133,443	139,373
NOW accounts	46,364	47,052
Time, $100,000 or more	69,063	57,037
Other time	49,728	49,258
	$ 336,309	$ 331,677

Aggregate annual maturities of time deposits are as follows *(dollars in thousands)*:

Year Ending December 31,	
2006	$ 97,429
2007	11,659
2008	5,558
2009	2,322
2010	1,816
Thereafter	7
	$ 118,791

Note 9 Interest-Bearing Deposits *(Continued)*

Interest expense recognized on interest-bearing deposits consisted of the following *(dollars in thousands):*

	Year Ended December 31,		
	2005	2004	2003
Savings	$ 150	$ 56	$ 35
Money market	2,164	1,057	884
NOW accounts	83	43	28
Time, $100,000 or more	1,620	836	743
Other time	1,629	519	700
	$ 5,646	$ 2,511	$ 2,390

Note 10 Borrowing Arrangements

The Company has a total of $48,000,000 in unsecured short-term borrowing arrangements to purchase Federal funds with four of its correspondent banks. There were no advances under the borrowing arrangements as of December 31, 2005 and 2004.

In addition, the Company has a line of credit available with the Federal Home Loan Bank which is secured by pledged mortgage loans (see Note 6) and investment securities (see Note 5). Borrowings may include overnight advances as well as loans with a term of up to thirty years. Advances totaling $43,656,000 were outstanding from the Federal Home Loan Bank at December 31, 2005, bearing fixed interest rates ranging from 2.10% to 6.13% and maturing between January 3, 2006 and December 31, 2007. Advances totaling $34,289,000 were outstanding from the Federal Home Loan Bank at December 31, 2004, bearing fixed interest rates ranging from 1.29% to 6.13% and maturing between January 24, 2005 and December 21, 2007. Amounts available under the borrowing arrangement with the Federal Home Loan Bank at December 31, 2005 and 2004 totaled $3,534,000 and $16,071,000, respectively.

The following table summarizes these borrowings at *(in thousands):*

	December 31, 2005		December 31, 2004	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Short-term portion of borrowings	$ 39,386	3.73%	$ 24,457	1.85%
Long-term borrowings	4,270	4.10%	9,832	3.15%
FHLB advances	$ 43,656	3.76%	$ 34,289	2.22%

Future minimum principal payments on outstanding borrowings are as follows *(dollars in thousands)*:

Year Ending December 31,	
2006	$ 39,386
2007	4,270
	$ 43,656

The Company has also been issued $2,000,000 in letters of credit by the Federal Home Loan Bank which have been pledged to secure Local Agency Deposits. The letters of credit act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The letters of credit were not drawn upon in 2005 and management does not expect to draw upon these lines in the future.

Note 11 Income Taxes

The provision for income taxes for the years ended December 31, 2005, 2004, and 2003 consisted of the following *(dollars in thousands)*:

	Federal	State	Total
2005			
Current	$ 4,706	$ 1,508	$ 6,214
Deferred	(481)	59	(422)
Provision for income taxes	**$ 4,225**	**$ 1,567**	**$ 5,792**
2004			
Current	$ 2,504	$ 956	$ 3,460
Deferred	(25)	(57)	(82)
Provision for income taxes	**$ 2,479**	**$ 899**	**$ 3,378**
2003			
Current	$ 2,566	$ 968	$ 3,534
Deferred	(332)	(142)	(474)
Provision for income taxes	**$ 2,234**	**$ 826**	**$ 3,060**

Deferred tax assets (liabilities) consisted of the following *(dollars in thousands)*:

	December 31, 2005	December 31, 2004
Deferred tax assets:		
Allowance for loan and lease losses	$ 2,382	$ 2,295
Future benefit of State tax deduction	506	214
Deferred compensation	517	484
Unrealized losses on available-for-sale investment securities	522	
Other	167	10
Total deferred tax assets	**4,094**	**3,003**
Deferred tax liabilities:		
Core deposit intangible	(819)	(970)
Investment market to market	(165)	(192)
Future liability of State deferred tax assets	(133)	(115)
Deferred loan costs	(430)	
Unrealized gain on available-for-sale investment securities		(325)
Federal Home Loan Bank stock dividends	(122)	(88)
Other	(10)	(167)
Total deferred tax liabilities	**(1,679)**	**(1,857)**
Net deferred tax assets	**$ 2,415**	**$ 1,146**

Note 11 Income Taxes *(Continued)*

The provision for income taxes differs from amounts computed by applying the statutory Federal income tax rate of 34% to income before income taxes. The significant items comprising these differences consisted of the following:

	Year Ended December 31,		
	2005	**2004**	**2003**
Federal income tax statutory rate	34.0 %	34.0 %	34.0 %
State franchise tax, net of Federal tax effect	6.9 %	6.4 %	6.9 %
Tax benefit of interest on obligations of states and political subdivisions	(2.1)%	(2.0)%	(2.1)%
Tax-exempt income from life insurance policies	(0.4)%	(2.2)%	
Other	0.3 %	0.5 %	0.4 %
Effective tax rate	38.7 %	36.7 %	39.2 %

Note 12 Commitments and Contingencies

Leases

The Company leases branch facilities, administrative offices and various equipment under noncancelable operating leases which expire on various dates through the year 2014. Certain of the leases have five year renewal options. Two of the branch facilities are leased from current or former members of the Company's Board of Directors (see Note 17).

Future minimum lease payments are as follows *(dollars in thousands)*:

Year Ending December 31,	
2006	$ 860
2007	689
2008	693
2009	556
2010	366
Thereafter	873
	$ 4,037

Rental expense included in occupancy, furniture and equipment expense totaled $887,000, $718,000 $600,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Financial Instruments With Off-Balance-Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and standby letters of credit as it does for loans included on the consolidated balance sheet.

Note 12 Commitments and Contingencies *(Continued)*

Financial Instruments With Off-Balance-Sheet Risk *(Continued)*

The following financial instruments represent off-balance-sheet credit risk (dollars in thousands):

	December 31,	
	2004	2003
Commitments to extend credit:		
Revolving lines of credit secured by 1-4 family residences	$ 16,845	$ 2,328
Commercial real estate, construction and land development commitments secured by real estate	55,313	66,066
Other unused commitments, principally commercial loans	65,644	57,019
	$ 137,802	$ 125,413
Standby letters of credit	$ 3,393	$ 2,788

Real estate commitments are generally secured by property with a loan-to-value ratio of 65% to 75%. In addition, the majority of the Company's commitments have variable interest rates.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each client's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, equipment and deeds of trust on residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued to guarantee the performance or financial obligation of a client to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to clients. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2005 and 2004. The Company recognizes these fees as revenue over the term of the commitment or when the commitment is used.

Significant Concentrations of Credit Risk

The Company grants real estate mortgage, real estate construction, commercial, agricultural and consumer loans to clients throughout Sacramento, Placer, Yolo, Amador, El Dorado, Sonoma, Napa, Marin and Mendocino counties.

In management's judgment, a concentration exists in real estate-related loans which represented approximately 72% and 74% of the Company's loan portfolio at December 31, 2005 and 2004, respectively. Although management believes such concentrations to have no more than the normal risk of collectibility, a substantial decline in the economy in general, or a decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectibility of these loans. However, personal and business income represent the primary source of repayment for a majority of these loans.

Correspondent Banking Agreements

The Company maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. Uninsured deposits totaled $20,623,000 at December 31, 2005.

Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of ultimate liability with respect to such actions will not materially affect the consolidated financial position or results of operations of the Company.

Note 13 Shareholders' Equity

Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows *(dollars and shares in thousands, except per share data):*

For the Year Ended	Net Income	Weighted Average Number of Shares Outstanding	Per-Share Amount
December 31, 2005			
Basic earnings per share	$ 9,184	5620	$ 1.63
Effect of dilutive stock options		114	
Diluted earnings per share	$ 9,184	5,734	$ 1.60
December 31, 2004			
Basic earnings per share	$ 5,827	4,716	$ 1.24
Effect of dilutive stock options		215	
Diluted earnings per share	$ 5,827	4,931	$ 1.18
December 31, 2003			
Basic earnings per share	$ 4,741	4,398	$ 1.08
Effect of dilutive stock options		362	
Diluted earnings per share	$ 4,741	4,760	$ 1.00

Stock Option Plans

In 2000 and 1995, the Board of Directors adopted stock option plans under which options may be granted to employees and directors under incentive and nonstatutory agreements. At December 31, 2005, grants outstanding combined with shares available for future grants totaled 649,629 shares under these plans. The plans require that the option price may not be less than the fair market value of the stock at the date the option is granted. The purchase price of exercised options is payable in full in cash or shares of the Company's common stock owned by the optionee at the time the option is exercised. The options expire on dates determined by the Board of Directors, but not later than ten years from the date of grant. Options vest ratably over a five year period. Outstanding options under the 1995 plan are exercisable until their expiration; however, no new options will be granted under this plan.

A summary of the combined activity within the plans follows:

	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	359,748	$ 8.98	605,704	$ 5.80	688,742	$ 4.51
Options granted	65,458	$ 21.05	69,850	$ 19.43	68,430	$ 13.52
Options exercised	(118,975)	$ 4.00	(290,449)	$ 4.08	(149,614)	$ 3.96
Options canceled	(15,296)	$ 17.77	(25,358)	$ 15.00	(1,854)	$ 4.74
Options outstanding, end of year	290,935	$ 13.25	359,748	$ 8.98	605,704	$ 5.80
Options exercisable, end of year	159,444	$ 8.43	257,478	$ 5.70	533,397	$ 4.76

Note 13 Shareholders' Equity *(Continued)*

Stock Option Plans *(Continued)*

A summary of options outstanding at December 31, 2005 follows:

Range of Exercise Prices	Number of Options Outstanding December 31, 2005	Weighted Average Remaining Contractual Life	Number of Options Exercisable December 31, 2005
$ 3.03	9,806	.8 years	9,806
$ 4.74	15,593	4.0 years	15,593
$ 5.02	11,245	2.7 years	11,245
$ 5.57	21,703	1.4 years	21,703
$ 8.03	14,943	3.9 years	14,943
$ 8.21	15,074	3.0 years	15,074
$ 8.85	43,404	2.7 years	43,404
$ 13.51	40,248	7.4 years	16,099
$ 14.65	801	7.5 years	320
$ 19.43	56,281	8.4 years	11,257
$ 20.96	25,256	9.1 years	
$ 21.11	36,581	9.7 years	
	290,935		159,444

Common Stock Repurchase Program

During 1997, the Board of Directors authorized the annual repurchase of up to five percent of the Company's common stock. Repurchases are generally made in the open market at market prices.

Stock Dividend

The Board of Directors declared 5% stock dividends on November 16, 2005 and December 16, 2004. All per share and stock option data included in the consolidated financial statements have been retroactively restated to reflect the stock dividends.

Stock Split

On September 17, 2003, the Board of Directors declared a three-for-two stock split, payable on October 31, 2003 to shareholders of record on October 17, 2003. All per share, shares outstanding and stock option data in the consolidated financial statements have been retroactively restated to reflect the stock split.

Note 14 Regulatory Matters

Dividends

Upon declaration by the Board of Directors of the Company, all shareholders of record will be entitled to receive dividends. The California Financial Code restricts the total dividend payment of any state banking association in any calendar year to the lesser of (1) the bank's retained earnings or (2) the bank's net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. At December 31, 2005, the subsidiaries had $2,209,000 in retained earnings available for dividend payments to the Company.

Note 14 Regulatory Matters *(Continued)*

Regulatory Capital

The Company and its banking subsidiary are subject to certain regulatory capital requirements administered by the Board of Governors of the Federal Reserve System and the FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the banking subsidiaries must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and its banking subsidiary's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Each of these components is defined in the regulations. Management believes that the Company and its banking subsidiary met all their capital adequacy requirements as of December 31, 2005 and 2004.

In addition, the most recent notifications from the FDIC categorized ARB as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, ARB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below. There are no conditions or events since those notifications that management believes have changed the categories.

	December 31,			
	2005		2004	
(dollars in thousands)	Amount	Ratio	Amount	Ratio
Leverage Ratio				
American River Bankshares and Subsidiaries	$ 45,471	7.7%	$ 40,106	8.4%
Minimum regulatory requirement	$ 23,746	4.0%	$ 19,222	4.0%
American River Bank	$ 45,602	7.7%	$ 42,191	8.8%
Minimum requirement for "Well-Capitalized" institution	$ 29,626	5.0%	$ 23,986	5.0%
Minimum regulatory requirement	$ 23,701	4.0%	$ 19,189	4.0%
Tier 1 Risk-Based Capital Ratio				
American River Bankshares and Subsidiaries	$ 45,471	10.6%	$ 40,106	9.6%
Minimum regulatory requirement	$ 17,165	4.0%	$ 16,631	4.0%
American River Bank	$ 45,602	10.7%	$ 42,191	10.2%
Minimum requirement for "Well-Capitalized" institution	$ 25,680	6.0%	$ 24,898	6.0%
Minimum regulatory requirement	$ 17,120	4.0%	$ 16,599	4.0%
Total Risk-Based Capital Ratio				
American River Bankshares and Subsidiaries	$ 50,839	11.9%	$ 45,307	10.9%
Minimum regulatory requirement	$ 34,330	8.0%	$ 33,263	8.0%
American River Bank	$ 50,956	11.9%	$ 47,382	11.4%
Minimum requirement for "Well-Capitalized" institution	$ 42,800	10.0%	$ 41,497	10.0%
Minimum regulatory requirement	$ 34,240	8.0%	$ 33,198	8.0%

Note 15 Other Noninterest Income and Expense

Other noninterest income consisted of the following *(dollars in thousands)*:	Year Ended December 31,		
	2005	2004	2003
Gain on life insurance death benefit		$ 553	
Accounts receivable servicing fees (Note 8)	$ 356	316	$ 247
Merchant fee income	509	393	357
Income from residential lending division	283	187	366
Fees from lease brokerage services		9	381
Other	461	386	335
	$ 1,609	$ 1,844	$ 1,686

Other noninterest expense consisted of the following *(dollars in thousands)*:	Year Ended December 31,		
	2005	2004	2003
Professional fees	$ 732	$ 478	$ 335
Outsourced item processing	489	383	361
Telephone and postage	439	280	275
Advertising and promotion	331	288	198
Donations	82	527	26
Stationery and supplies	303	262	175
Directors' compensation	429	518	353
Amortization of intangible assets	352	30	7
Other operating expenses	1,231	1,156	939
	$ 4,388	$ 3,922	$ 2,669

Note 16 Employee Benefit Plans

American River Bankshares 401(k) Plan

The American River Bankshares 401(k) Plan commenced January 1, 1993 and is available to all employees. Under the plan, the Company will match 100% of each participants' contribution up to 3% of annual compensation plus 50% of the next 2% of annual compensation. Employer Safe Harbor matching contributions (made after January 1, 2004) are 100% vested upon entering the plan. Employer contributions made prior to January 1, 2004 vest at a rate of 20% per year over a five year period. Employer contributions totaled $220,000, $169,000 and $116,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Employee Stock Purchase Plan

The Company contracts with an administrator for an Employee Stock Purchase Plan which allows employees to purchase the Company's stock at fair market value as of the date of purchase. The Company bears all costs of administering the Plan, including broker's fees, commissions, postage and other costs actually incurred.

American River Bankshares Deferred Compensation Plan

The Company has established a Deferred Compensation Plan for certain members of the management team and a Deferred Fee Agreement for Non-Employee Directors for the purpose of providing the opportunity for participants to defer compensation. Participants of the management team, who are selected by a Committee designated by the Board of Directors, may elect to defer annually a minimum of $5,000 or a maximum of eighty percent of their base salary and all of their cash bonus. Directors may also elect to defer up to one hundred percent of their monthly fees. The Company bears all administration costs and funds the interest earned on participant deferrals at a rate based on U.S. Government Treasury rates. Deferred compensation, including interest earned, totaled $1,147,000, $851,000 and $615,000 at December 31, 2005, 2004 and 2003, respectively.

Note 16 Employee Benefit Plans *(Continued)*

Salary Continuation Plan

The Company has agreements to provide certain current executives, or their designated beneficiaries, with annual benefits for up to 15 years after retirement or death. These benefits are substantially equivalent to those available under life insurance policies purchased by the Company on the lives of the executives. The Company accrues for these future benefits from the effective date of the agreements until the executives' expected final payment dates in a systematic and rational manner. At the balance sheet date, the amount of accrued benefits approximates the then present value of the benefits expected to be provided at retirement. The expense recognized under this plan totaled $115,000, $29,000 and $42,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Under these plans, the Company invested in single premium life insurance policies with cash surrender values totaling $5,073,000 and $4,895,000 at December 31, 2005 and 2004, respectively. On the consolidated balance sheet, the cash surrender value of life insurance policies is included in accrued interest receivable and other assets. Income on these policies, net of expense, totaled approximately $179,000, $69,000 and $27,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 17 Related Party Transactions

During the normal course of business, the Company enters into transactions with related parties, including Directors and affiliates. These transactions include borrowings from the Company with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 2005 *(dollars in thousands):*

Balance, January 1, 2005	$ 7,048
Disbursements	170
Amounts repaid	242
Balance, December 31, 2005	**$ 6,976**
Undisbursed commitments to related parties, December 31, 2005	**$ 31**

The Company also leases two of its branch facilities from current or former members of the Company's Board of Directors. Rental payments to the Directors totaled $115,000, $112,000 and $109,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 18 Other Comprehensive Loss

At December 31, 2005, 2004 and 2003, the Company had other comprehensive loss as follows (dollars in thousands):

	Before Tax	Tax Benefit (Expense)	After Tax
For the Year Ended December 31, 2005			
Other comprehensive loss:			
Unrealized holding losses	$ (2,111)	$ 827	$ (1,284)
Less reclassification adjustment for realized gains included in net income	48	(20)	28
	$ (2,159)	$ 847	$ (1,312)
For the Year Ended December 31, 2004			
Other comprehensive loss:			
Unrealized holding losses	$ (588)	$ 256	$ (332)
Less reclassification adjustment for realized losses included in net income	(38)	15	(23)
	$ (550)	$ 241	$ (309)
For the Year Ended December 31, 2003			
Other comprehensive loss:			
Unrealized holding losses	$ (686)	$ 266	$ (420)
Less reclassification adjustment for realized gains included in net income	33	(13)	20
	$ (719)	$ 279	$ (440)

Note 19 Disclosures About Fair Value of Financial Instruments

Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made at a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument for sale at one time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair values presented.

The following methods and assumptions were used by the Company to estimate the fair value of its financial instruments at December 31, 2005 and 2004:

Cash and cash equivalents: For cash and cash equivalents, the carrying amount is estimated to be fair value.

Interest-bearing deposits in banks: The fair values of interest-bearing deposits in banks are estimated by discounting their future cash flows using rates at each reporting date for instruments with similar remaining maturities offered by comparable financial institutions.

Investment securities: For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

Loans and leases: For variable-rate loans and leases that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans and leases are estimated using discounted cash flow analysis, using interest rates being offered at each reporting date for loans and leases with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

FHLB stock: The carrying amount of FHLB stock approximates its fair value. This investment is carried at cost and is redeemable at par with certain restrictions.

Accounts receivable servicing receivables: The carrying amount of accounts receivable servicing receivables approximates their fair value because of the relatively short period of time between the origination of the receivables and their expected collection.

Cash surrender value of life insurance policies: The fair value of life insurance policies are based on cash surrender values at each reporting date as provided by insurers.

Deposits: The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow analysis using interest rates offered at each reporting date for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term and long-term borrowings: The fair value of short-term borrowings is estimated to be the carrying amount. The fair value of long-term borrowings is estimated using a discounted cash flow analysis using interest rates currently available for similar debt instruments.

Commitments to extend credit: The fair value of commitments are based on fees currently charged to enter into similar agreements, net of origination fees. These fees were not material at December 31, 2005 and 2004.

Note 19 Disclosures About Fair Value of Financial Instruments *(Continued)*

The carrying amounts and estimated fair values of the Company's financial instruments are as follows *(dollars in thousands):*

	December 31, 2005		December 31, 2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 34,825	$ 34,825	$ 28,115	$ 28,115
Federal Funds sold	1,250	1,250	7,000	7,000
Interest-bearing deposits in banks	4,844	4,823	5,939	5,901
Investment securities	169,201	168,847	157,244	157,369
Loans and leases	365,571	364,589	352,467	352,768
FHLB stock	2,608	2,608	2,158	2,158
Accounts receivable servicing receivables	2,000	2,000	2,409	2,409
Accrued interest receivable	2,925	2,925	2,504	2,504
Cash surrender value of life insurance policies	5,073	5,073	4,895	4,895
Financial liabilities:				
Deposits	$ 500,706	$ 500,906	$ 475,387	$ 476,139
Short-term borrowings	39,386	39,386	24,457	24,457
Long-term debt	4,270	3,423	9,832	10,223
Accrued interest payable	795	795	553	553

Note 20 Parent Only Condensed Financial Statements

Condensed Balance Sheet

December 31, 2005 and 2004 *(Dollars in thousands)*

	2005	2004
ASSETS		
Cash and due from banks	$ 316	$ 2,654
Investment in subsidiaries	62,997	61,075
Dividends receivable from subsidiaries	842	9,985
Other assets	973	822
	$ 65,128	$ 74,536
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Dividends payable to shareholders	$ 841	$ 582
Other liabilities	1,541	14,964
Total liabilities	2,382	15,546
Shareholders' equity:		
Common stock	47,474	42,557
Retained earnings	16,029	15,878
Accumulated other comprehensive (loss) income, net of taxes	(757)	555
Total shareholders' equity	62,746	58,990
	$ 65,128	$ 74,536

Note 20 Parent Only Condensed Financial Statements *(Continued)*

Condensed Statement of Income

For the Years Ended December 31, 2005, 2004 and 2003
(Dollars in thousands)

	2005	2004	2003
Income:			
Dividends declared by subsidiaries - eliminated in consolidation	$ 6,522	$ 12,035	$ 950
Management fee from subsidiaries - eliminated in consolidation	2,760	2,193	1,781
Other income	19	20	10
Total income	9,301	14,248	2,741
Expenses:			
Salaries and employee benefits	2,338	2,042	2,104
Professional fees	225	107	93
Directors' compensation	339	433	274
Donations		503	
Other expenses	611	524	454
Total expenses	3,513	3,609	2,925
Income (loss) before equity in undistributed income of subsidiaries	5,788	10,639	(184)
Equity in undistributed (distributed) income of subsidiaries	3,107	(5,355)	4,487
Income before income taxes	8,895	5,284	4,303
Income tax benefit	289	543	438
Net income	$ 9,184	$ 5,827	$ 4,741

Note 20 Parent Only Condensed Financial Statements *(Continued)*

Condensed Statement of Cash Flows

For the Years Ended December 31, 2005, 2004 and 2003
(Dollars in thousands)

	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 9,184	$ 5,827	$ 4,741
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed (distributed) earnings of subsidiaries	(8,895)	5,355	(4,487)
Decrease (increase) in dividends receivable from subsidiaries	5,780	(9,635)	
Decrease (increase) in other assets	9,225	(149)	(47)
(Decrease) increase in other liabilities	(692)	1,149	366
Net cash provided by operating activities	**14,602**	**2,547**	**573**
Cash flows from investing activities:			
Cash paid to Bank of Amador shareholders	(12,730)		
Purchase of equipment	(353)		
Net cash used in investing activities	**(13,083)**		
Cash flows from financing activities:			
Cash dividends paid	(2,753)	(2,070)	(1,135)
Exercise of stock options	945	1,959	653
Cash paid to repurchase common stock	(2,017)	(184)	(24)
Cash paid for fractional shares in connection with stock dividends and stock splits	(32)		(7)
Net cash used in financing activities	**(3,857)**	**(295)**	**(513)**
Net (decrease) increase in cash and cash equivalents	(2,338)	2,252	60
Cash and cash equivalents at beginning of year	2,654	402	342
Cash and cash equivalents at end of year	**$ 316**	**$ 2,654**	**$ 402**
Non-cash investing activities:			
Payable to Bank of Amador shareholders		$ 12,730	
Common stock issued in acquisition		$ 18,284	
Non-cash financing activities:			
Dividends declared and unpaid	$ 841	$ 582	$ 608

board of directors

American River Bankshares Board of Directors

Charles D. Fite
Chairman of the Board
President, Fite Development Co.

Roger J. Taylor, DDS
Vice-Chairman of the Board
Executive Director
Impax Health Prime
Retired Dentist

Stephen H. Waks, Esq.
Secretary to the Board
Attorney-at-Law and Owner
Waks Law Corporation

David T. Taber
President & CEO
American River Bankshares

Amador S. Bustos
CEO
Bustos Media, LLC

Robert J. Fox, CPA
Partner
S.J. Gallina & Co.

William A. Robotham
Executive Partner
Pisenti & Brinker LLP

Michael A. Ziegler
President & CEO
Pride Industries

American River Bankshares Management Team

David T. Taber
President & CEO

Mitchell A. Derenzo
EVP & Chief Financial Officer

Douglas E. Tow
EVP & Chief Credit Officer

Kevin B. Bender
EVP & Chief Information Officer

Gregory N. Patton
President, American River Bank

Raymond F. Byrne
President, North Coast Bank

Larry D. Standing
President, Bank of Amador

American River Bank Board of Directors

Charles D. Fite
Chairman of the Board

Roger J. Taylor, DDS
Vice Chairman

Robert J. Fox, CPA

William A. Robotham

Larry D. Standing

David T. Taber

Richard P. Vinson
Board of Supervisor
District 3

Stephen H. Waks, ESQ

Philip A. Wright
Owner
Prudential California Realty

Michael A. Ziegler

Director Emeritus

Sam J. Gallina
CPA, Retired
S.J. Gallina & Co.

Wayne C. Matthews, M.D.
Family Practitioner

North Coast Bank Regional Community Bank Board

Raymond F. Byrne

Leo J. Becnel, O.D.
Optometrist & Managing Partner
Windsor Medical Center

Pam Chanter
Vice President
Matsen Insurance Brokers

Daniel Grow
Bank Consultant
Grow Associates, LLC

Herb Liberman
Economic Development Coordinator
Healdsburg Chamber of Commerce & Visitors Bureau

Dennis Murphy
Partner
Murphy-Goode Winery

William A. Robotham

Herbert C. Steiner
Pharmacist & Owner
Cloverdale Pharmacy

Philip A. Wright

Stock Listing
American River Bankshares trades on the NASDAQ Stock Market under the symbol "AMRB"

AMRB is a member of America's Community Bank NASDAQ Index and the Russell Microcap Index by the Russell Investment Group

Investor Relations
American River Bankshares
3100 Zinfandel Drive, Suite 450
Rancho Cordova, CA 95670
(916) 851-0123
investor.relations@amrb.com
www.amrb.com

Transfer Agent
U.S. Stock Transfer
1745 Gardena Avenue, 2nd Floor
Glendale, CA 91204
1-800-835-8778
www.usstock.com

Annual Meeting
The 2006 annual meeting of American River Bankshares will be held at 5:30 p.m. on May 18, 2006 at:
North Ridge Country Club
7600 Madison Avenue
Fair Oaks, CA 95628

American River Bankshares